NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS OF
THE FLOWR CORPORATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF THE FLOWR CORPORATION OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL SHAREHOLDERS.

To be held at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, M5H 2T6 on June 11, 2019 at 10:00 a.m. (EST)

May 9, 2019

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

May 9, 2019

Dear Shareholders,

On behalf of The Flowr Corporation ("Flowr" or the "Corporation"), it is with great pleasure that we invite you to attend our annual general and special meeting of shareholders to be held at 10:00 a.m. (EST) on June 11, 2019. Your participation at this meeting is very important and we encourage you to review the attached information circular (the "Circular"), which includes information for the holders of Flowr’s common shares.

We encourage you to vote on the matters set out in this Circular by following the proxy instructions set out herein and returning your proxy or voting instruction form (as applicable) by the applicable deadline. Our aim is to provide shareholders with the information needed to cast informed votes.

This past year has been incredibly eventful for the Corporation. The fourth quarter of 2018 marked a major milestone for Flowr, as the Corporation launched its medicinal and recreational sales channels after receiving licenses in August 2018, and sold nearly 406 kilograms of premium cannabis, despite having only 20% of its grow rooms in Kelowna 1 operational during the quarter itself. As of today, Flowr has 10 grow rooms in Kelowna 1 licensed for use and the Corporation expects to have all 20 grow rooms fully constructed in the third quarter of 2019. As a global leader in the premium cannabis industry, Flowr’s design and cultivation expertise along with its superior IP know-how enables the Corporation to grow high quality cannabis on a large scale at what the Corporation believes will be industry-leading yields. Once the Kelowna 1 facility is completed, the Corporation’s operational efficiency will only improve. Completion of Kelowna 1 should enable Flowr to begin capitalizing on strategic growth opportunities for medicinal and recreational use with approximately 10,000 kilograms of capacity for premium cannabis flower on an annualized basis.

As the year progresses, we are focussed on the continued build out of our Kelowna Campus, including the construction of the Hawthorne R&D Facility, our second facility and the Flowr Forest, and international expansion, including with respect to our strategic investment in Holigen.

Most importantly, I would like to thank Flowr’s shareholders. Flowr’s success is driven by your support and we are sincerely grateful to each of you for having chosen to accompany us on this journey. We look forward to building on our past accomplishments with your continued support.

Yours truly,

<Signed> "Steve Klein"
Steve Klein
Chairman and Chief Strategy Officer
The Flowr Corporation

THE FLOWR CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on June 11, 2019

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of The Flowr Corporation ("Flowr" or the "Corporation") will be held at 10:00 a.m. (EST) on June 11, 2019 for the following purposes:

1.	to receive the consolidated financial statements of the Corporation, for the year ended December 31, 2018, including the auditor’s report thereon (the "Financial Statements");

2.	to elect directors of the Corporation (the "Directors") who will serve until the end of the next annual meeting of Shareholders or until their successors are elected or appointed;

3.	to re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor;

4.

to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution to approve the Corporation’s stock option plan, as amended (the "SOP"), as more particularly described in the attached Circular (the full text of the SOP and the proposed ordinary resolution are attached to the Circular as Appendix "A" and Appendix "B", respectively);

5.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation from 201-100 Allstate Pkwy, Markham, Ontario, L3R 6H3 to 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4 (the "Registered Office Resolution") (the full text of the Registered Office Resolution is attached to the Circular as

Appendix "D"); and

6.	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.

Additional information on the above matters can be found in the management information circular dated May 9, 2019 (the "Circular") under the heading "Business of the Meeting".

The board of directors of the Corporation (the "Board") has fixed the close of business on May 10, 2019 as the record date (the "Record Date") for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

The Circular, this notice of Meeting (the "Notice"), the form of proxy and the voting instruction form (collectively, the "Meeting Materials") are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Whether or not you expect to attend the Meeting, you are encouraged to promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EST) on June 7, 2019. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a Non-Registered Shareholder (as defined in the Circular under the heading "Non-Registered Shareholders"), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated this 9th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF
THE FLOWR CORPORATION

By:	<Signed> "Steve Klein"
	Name:	Steve Klein
	Title:	Chairman and Chief Strategy Officer

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished to Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting and any adjournment or postponement thereof, for the purposes set forth in the attached Notice.

The Meeting Materials are being mailed on or about May 21, 2019 to Shareholders of record as at the Record Date. The Corporation will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail and telephone; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation), personally, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All information contained in this Circular is given as of May 9, 2019 unless otherwise specifically stated. Certain capitalized terms used but not defined herein have the meanings given to them in the Notice of Annual General and Special Meeting of Shareholders delivered with this Circular.

Currency

Except where otherwise indicated, all dollar amounts set forth in this Circular are in Canadian ("CAD") dollars, the presentation currency used by the Corporation in reporting its consolidated financial results.

GENERAL PROXY MATTERS

Voting in Person at the Meeting

A registered holder of Common Shares ("Registered Shareholder"), their proxy or a beneficial owner who has appointed itself to represent it at the Meeting, will appear on a list of Shareholders prepared by Computershare Investor Services Inc. ("Computershare"), the registrar and transfer agent for purposes of the Meeting. To vote in person at the Meeting each Registered Shareholder or appointee will be required to register for the Meeting by identifying himself/herself/itself at the registration desk. Non-Registered Shareholders (as defined in this Circular under the heading "Non-Registered Shareholders") must appoint themselves as a proxyholder to vote in person at the Meeting.

Solicitation of Proxies

The information contained in this Circular is furnished to Shareholders in connection with the solicitation of proxies to be used at the Meeting. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The solicitation of proxies will be primarily by mail and telephone, but may also be in person, fax or oral communication without special compensation being paid to officers or employees of the Corporation. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals or beneficial owners and to obtain authorizations for the execution of proxies. The Corporation will reimburse these banks, brokerage houses and other custodians and nominees or fiduciaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

Appointment of Proxies

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation. Each Shareholder has the right to appoint a person, other than the persons designated by management in the form of proxy, to represent the Shareholder at the Meeting. A Shareholder giving a proxy can strike out the names of the management designees printed in the accompanying proxy form and insert the name of another designated person in the space provided, or the Shareholder may complete another form of proxy. A proxy designee need not be a Shareholder of the Corporation.

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare either in person, or by mail or courier, to Computershare Investor Services Inc. 8th Floor, 100 University Ave, Toronto ON M5J 2Y1, by fax at 1-866-249-7775 (toll free) or (416) 263-9524 (local) or via the Internet at www.investorvote.com.

The form of proxy must be deposited with Computershare by no later than 10:00 a.m. (EST) on June 7, 2019, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the time of reconvening such adjourned or postponed Meeting before the commencement of the reconvening of such adjourned or postponed Meeting.

If a Shareholder who has completed a form of proxy attends the Meeting in person, any votes cast by such Shareholder on a poll will be counted and the completed form of proxy will be disregarded.

Non-Registered Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Non-Registered Shareholders") should note that only proxies deposited by Registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent or nominee for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another agent or nominee, are held.

There are two categories of Non-Registered Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Non-Registered Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Non-Registered Shareholders. Non-objecting beneficial owners ("NOBOs") of Common Shares are Non-Registered Shareholders who have advised their intermediary (such as brokers or their agents or nominees) that they do not object to their intermediary disclosing share ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners ("OBOs") of Common Shares are Non-Registered Shareholders who have advised their intermediary that they object to their intermediary disclosing such share ownership information to the Corporation.

National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Non-Registered Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Non-Registered Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly through intermediaries to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a NOBO list to send the Meeting Materials directly to NOBOs whose names appear on that list. If the transfer agent, Computershare, has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Common Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, such NOBO of the Corporation can expect to receive a voting instruction form from the Corporation’s transfer agent. NOBOs should complete and return the voting instruction form to Computershare in the envelope provided. In addition, Internet voting is available. Instructions in respect of the procedure for Internet voting can be found in the voting instruction form. Computershare will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary ("Form 54-101F7"). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. Non-Registered Shareholders who wish to vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Non-Registered Shareholders can also write the name of someone else whom they wish to vote on their behalf at the Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to Computershare, which tabulates the results and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice are to Registered Shareholders unless specifically stated otherwise.

Revocation

A Registered Shareholder who has given a proxy may revoke the proxy:

1.	by completing and signing a form of proxy bearing a later date and depositing it with Computershare as described above;

2.

by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or by electronic signature at the registered office of the Corporation addressed to Steve Klein, Chairman of the Board of Directors, at any time up to and including the close of business on the last business day preceding the day of the Meeting, or the reconvening of any adjournment or postponement of the Meeting, at which the proxy is to be used or by delivering such instrument to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the reconvening of any adjournment or postponement of the Meeting (which instrument should be sent by facsimile to the Corporation at 1-855-265-5402 marked for the attention of Steve Klein, Chairman of the Board of Directors); or

3.	in any other manner permitted by law.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been provided to an intermediary, at any time by written notice to the intermediary.

Voting of Proxies

The Common Shares represented by any valid proxy in favour of the management designees named in the accompanying form of proxy will be voted for or withheld from voting in accordance with the specific instructions made by the Shareholder on any ballot that may be called for with respect to the election of Directors, the re-appointment of the auditor of the Corporation and authorization of the Directors to fix such auditor’s remuneration, approving the SOP, approving the Registered Office Resolution and if a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any such specific instructions, such Common Shares will be voted by the designated persons named by management in the accompanying form of proxy:

1.	FOR the election of the Directors named in this Circular;

2.	FOR the re-appointment of MNP, LLP as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration;

3.	FOR the approval of the SOP; and

4.	FOR the approval of the Registered Office Resolution.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

Record Date

The Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is May 10, 2019. Shareholders of record as at the close of business on such date are entitled to participate in and vote at the Meeting, or the reconvening of any adjournment(s) or postponement(s) thereof, in the manner and subject to the procedures described in this Circular.

Voting Shares and Quorum

As of the Record Date, there were 87,045,352 Common Shares issued and outstanding. Shareholders of record on May 10, 2019 are entitled to receive notice of and vote at the Meeting. Each Common Share entitles the holder thereof to one vote at the Meeting.

Pursuant the by-laws of the Corporation, a quorum for the transaction of business at any meeting of Shareholders shall be at least two persons present in person or represented by proxy holding not less than 10% of the outstanding shares of the Corporation entitled to vote at the meeting.

Principal Shareholders

To the knowledge of the Directors and executive officers of the Corporation, the only persons or companies that beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at May 9, 2019 are:

(i)

Thomas Flow Investments Inc., governed by the laws of Canada and owned by Thomas Flow (an employee of the Corporation). Thomas Flow Investments Inc. owns 26,025,000 of the Common Shares, which is 19.9% of the total issued and outstanding interests in Flowr;(1)(2) and

(ii)

Core Flow Canada Holdings Inc., governed by the laws of the State of New York and controlled by Steve Klein (a Director and Chief Strategy Officer of the Corporation). Core Flow Canada Holdings Inc. owns 7,821,014[4] of the Common Shares and 41,598,000 class A preferred shares of The Flowr Canada Holdings ULC (which are exchangeable at no additional consideration for Common Shares on a one for one basis at any time), which is 37.7% of the total issued and outstanding interests in Flowr(2).

Notes:

(1)

Thomas Flow also has the right to purchase, or direct the sale of, securities of the Corporation from Michael Thompson, William Street, Craig Main, and Jason Broome, in the event that any of the foregoing individuals cease to be employed by the Corporation before the date that is three

(3) years from the date of such individuals’ start of employment with the Corporation. Such right has been exercised in respect of certain shares held by Mark D’Angela.

(2)

For the purposes of calculating the percentage of the total issued and outstanding interests in Flowr, the number of Common Shares held by either Thomas Flow Investments Inc. or Core Flow Canada Holdings Inc., as applicable, has been divided by a denominator which includes all of the issued and outstanding Common Shares and all of the issued and outstanding class A preferred shares of The Flowr Canada Holdings ULC (which are exchangeable at no additional consideration for Common Shares on a one for one basis at any time) but does not include any Common Shares that would be issued and outstanding upon the exercise or vesting, as applicable, of any issued and outstanding Options (as defined herein), RSUs (as defined herein) or warrants.

(3)	The information above has been furnished by the entities/individuals listed above.

(4)

On April 29, 2019, the Corporation announced it intended to complete a non-brokered private placement of up to 2,400,000 Common Shares. As of the date of this Circular, the private placement has not closed. It is anticipated that Core Flow Canada Holdings Inc. will subscribe for 432,000 Common Shares under the private placement.

THE CORPORATION

The Flowr Corporation was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on June 1, 2016, under the name "The Needle Capital Corp" ("Needle"). The Corporation completed its initial public offering on September 15, 2017, and was listed on the TSX Venture Exchange ("TSX-V") as a capital pool company until it completed its qualifying transaction on September 21, 2018 (the "Qualifying Transaction"). On September 20, 2018, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to "The Flowr Corporation" and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every thirteen (13) common shares existing immediately before the consolidation. On September 25, 2018, the Corporation continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario). The Common Shares were listed for trading on the TSX-V under the symbol "FLWR" on September 26, 2018.

Prior to the completion of the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering. As a result of the Qualifying Transaction, the Corporation has become a vertically integrated cannabis company focused on growing high-quality cannabis. As at December 31, 2018, the Corporation had 121 employees (78 full-time and 43 part-time).

The head office of Flowr is located at 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4. The registered office of the Corporation is located at 100 Allstate Parkway, Suite 201, Markham, Ontario L3R 6H3. The Corporation will change the location of its registered office to its head office address upon approval of the Registered Office Resolution at the Meeting.

BUSINESS OF THE MEETING

The Meeting will be constituted as an annual general and special meeting of Shareholders.

At the Meeting, Shareholders will be asked to consider and vote on: (a) the election of the Directors who will serve until the end of the next annual meeting of Shareholders, or until their successors are elected or appointed; (b) the re-appointment of MNP, LLP as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration (c) the approval of the SOP; (d) the approval of the Registered Office Resolution; and (e) such further and other business as may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As of the date of this Circular, there were 87,045,352 Common Shares issued and outstanding. As at the date of this Circular, Tom Flow, the current Directors and NEOs (as defined in this Circular under the heading "Compensation Discussion and Analysis") of the Corporation, and their associates or affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 36,475,463 Common Shares representing approximately 41.9% of the issued and outstanding Common Shares on a non-diluted basis. Any ownership of Common Shares as of the date of this Circular by former Directors and NEOs is not within the knowledge of the Corporation and has not been included in the preceding amounts or percentages.

None of the principal holders of Common Shares or any Director, proposed nominee for election as a Director or executive officer of the Corporation, as the case may be, or any associate or affiliate of any of the foregoing persons, since the beginning of the Corporation’s last financial year, has any material interest in any proposed matter to be acted upon, other than the election of Directors, that materially affected or will materially affect the Corporation or any of its affiliates.

PRESENTATION OF FINANCIAL STATEMENTS

Management, on behalf of the Board, will submit the Financial Statements to the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements.

The Financial Statements placed before Shareholders will be mailed to requesting Registered Shareholders, as well as requesting Non-Registered Shareholders on or about May 17, 2019 and are also available under the Corporation’s profile on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) Directors. Pursuant to the special resolution passed by Shareholders at the special meeting of Shareholders held on December 28, 2018, the Board is empowered to determine the number of Directors from time to time by resolution of the Board. The number of Directors to be elected at the Meeting is eight (8). Pursuant to the OBCA, each nominee may be elected by a plurality of the votes cast by Shareholders present in person or represented by proxy.

In the absence of any instructions to the contrary, management of the Corporation proposes to nominate and the Common Shares represented by proxies received by management will be voted FOR the approval of the election as Directors of each of the proposed nominees whose names are set forth under the heading "Director Nominees of The Flowr Corporation".

Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee selected by the Board. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

RE-APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to re-appoint MNP, LLP, Chartered Professional Accountants, 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario L5B 3C2 ("MNP"), as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders, based on the recommendation of the Audit Committee and the Board. MNP LLP, Calgary, Alberta was first appointed auditors of Needle on November 3, 2016 and MNP, Mississauga, Ontario were appointed auditors of the Corporation on January 24, 2018.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the re-appointment of MNP as the auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix such auditor’s remuneration.

If a majority of the Common Shares represented at the Meeting are withheld from voting for the appointment of MNP as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Corporation’s Audit Committee.

A summary of the external auditor service fees and billings paid or payable to MNP, in respect of the fiscal years ended December 31, 2018 and December 31, 2017, is set out below:

Firm	Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
MNP LLP	2017[1]	$51,000	$7,500	$27,000	$110,501	$196,001
	2018	$81,000	$38,500	$27,000	$21,950	$162,450

Notes:

(1)

These are the fees incurred by Needle prior to the completion of the Qualifying Transaction and also include fees incurred by The Flowr Corporation, the private corporation that completed the Qualifying Transaction with Needle, as MNP LLP acted as auditor for both entities.

STOCK OPTION PLAN

The TSX-V requires that listed issuers obtain shareholder approval every year for security based compensation arrangements that do not have a fixed maximum aggregate of securities issuable. As described in more detail below, the SOP is being put forth for approval by Shareholders at the Meeting.

The SOP was first approved by the TSX-V in connection with the Qualifying Transaction. Effective as of November 26, 2018, the SOP was amended. Such amendment was of a "house-keeping" nature to address certain United States securities laws matters, to reflect the adoption of the Corporation’s Long-Term Incentive Plan, as amended effective May 9, 2019 ("LTIP") and to make certain administrative changes to reflect the total number of securities that may be issued pursuant to the SOP. The SOP, as amended, was approved by Shareholders at the special meeting of Shareholders held on December 28, 2018, and approved by the TSX-V on January 16, 2019.

Summary of Stock Option Plan

The following is a summary of the principal provisions of the SOP and is qualified in its entirety by the full text of the SOP which is attached as Appendix "A" hereto.

Stock options ("Options") to purchase Common Shares may be granted to full-time and part-time employees of the Corporation or its subsidiaries, and directors, officers, consultants or advisors of the Corporation or its subsidiaries; provided, however, that a consultant or advisor shall not be an eligible participant of the SOP unless such consultant or advisor is an individual that provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for Corporation’s securities.

Pursuant to the SOP, the exercise price of any Option cannot be less than the market price of the Common Shares at the time the Option is granted. Market price is deemed to be the closing price of the Common Shares on the TSX-V on the last trading day immediately preceding the day upon which the Option is granted, subject to any discounts that may be granted in accordance with the policies of the TSX-V. Options shall vest on the dates specified in the option agreement between the Corporation and the participant optionee. The exercise period of the Options cannot exceed ten (10) years. In the event that a participant ceases to be eligible under the SOP due to death or incapacity, Options that are exercisable will terminate 180 days after the date at which a participant ceases to be eligible, or in the case of retirement, 120 days after the date at which a participant ceases to be eligible. Subject to the provisions of any employment contracts as it relates to exercise and vesting conditions, where a participant is terminated without good cause, the Options that are exercisable at the termination date will be exercisable until the earlier of (i) 30 days after that date, (ii) the date determined by the Board and (iii) the date at which the Option expires pursuant to the SOP. Where a participant is terminated by reason of good cause or resignation, any Options held by the participant will expire immediately and are cancelled at such time as may be determined by the Board.

The Board may grant Options, in accordance with the SOP, at any time they deem to be appropriate. The maximum number of Common Shares reserved for issuance under the SOP shall not exceed, in the aggregate, 10% of the issued and outstanding (a) Common Shares and (b) class A preferred shares in the capital of The Flowr Canada Holdings ULC ("Flowr ULC"), a subsidiary of the Corporation (which are exchangeable for Common Shares at any time at the option of the holder), from time to time, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Shares reserved and set aside for issue under the SOP and under LTIP shall not exceed 20% of the Common Shares and Flowr ULC class A preferred shares.

The maximum number of Common Shares reserved for issuance in any 12 month period to any individual employee, officer, director, consultant or advisor shall not exceed 5% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares, and to any consultant or person providing investor relation activities shall not exceed 2% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares. The aggregate number of Common Shares that can be granted to insiders of the Corporation as a group shall not exceed 10% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares.

Common Shares that were the subject of Options that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under the SOP, effectively resulting in a replenishing of the number of Options available for grant under the SOP.

A resolution will be placed before the Shareholders to approve the SOP. This approval will be effective for one year from the date of the Meeting. If approval is not obtained at the Meeting, Options which have not been allocated as of June 11, 2019 and Options which are outstanding as of June 11, 2019 and are subsequently cancelled, terminated or exercised will not be available for a new grant of Options. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

The SOP benefits Shareholders by enabling the Corporation to attract and retain personnel of the highest calibre by rewarding them for their contribution to the generation of Shareholder value, and aligning the interests of the Corporation’s Directors and officers with those of Shareholders. Accordingly, the Board recommends that Shareholders vote FOR the approval of the SOP.

Approval Required

The full text of the SOP, as well as the proposed ordinary resolution approving the SOP, are attached to this Circular as Appendix "A" and Appendix "B", respectively.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the approval of the SOP.

As at May 9, 2019, the current Directors and NEOs (as defined in this Circular under the heading "Compensation Discussion and Analysis") of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 29,154,667 Common Shares (44,639,610 Common Shares if all Options held by them are exercised and all Flowr ULC class A preferred shares held by them are converted into Common Shares), representing approximately 33.5% of the current outstanding Common Shares on a non-diluted basis (approximately 32.2% of the current outstanding Common Shares on a non-diluted basis if all Options held by them are exercised and all Flowr ULC class A preferred shares held by them are converted into Common Shares and no other Options or other convertible securities of the Corporation are exercised or converted, as applicable) and approximately 20.3% of the Common Shares on a fully diluted basis, excluding the exercise of all Options and Flowr ULC class A preferred shares held by the Directors and NEOs (approximately 31.1% of the current outstanding Common Shares on a fully diluted basis if all Options held by them are exercised and all Flowr ULC class A preferred shares held by them have been converted and all other outstanding Options and other convertible securities of the Corporation are exercised or converted, as applicable). Any ownership of Common Shares as of the date of this Circular by former Directors and NEOs is not within the knowledge of the Corporation and has not been included in the preceding amounts or percentages.

As at the date of this Circular, there were 12,051,780 outstanding Options to purchase 12,051,780 Common Shares under the SOP with a weighted average exercise price of $2.66. There were also future grants of Options approved by the Board to purchase 785,000 Common Shares with such Options to be granted to the applicable employee on either the start date of employment or the expiry of the Corporation’s current blackout period for trading in securities.

Under the SOP, as of May 9, 2019, 6,205,961 Options have been granted and have been exercised; 2,013,750 Options have been granted and have expired; 12,051,780 Options are outstanding; 785,000 Options have been approved for granting subject to either, for the applicable employee, the commencement of employment or the expiry of the Corporation’s current blackout period for trading in securities; and 262,755 Options remain available for future granting.

Options granted since inception of the SOP and either exercised or outstanding	20,271,491
Options granted subject to Shareholder approval	-
Options granted subject to the expiry of the Corporation’s current blackout period for trading in	35,000
securities
Options granted subject to the commencement of employment for new employees	750,000
Total	21,056,491

Options exercised since inception of the SOP	6,205,961
Options outstanding	12,051,780
Options cancelled	2,013,750
Options approved for future granting	785,000
Options available for future granting	262,755
Total	21,319,246

LONG TERM INCENTIVE PLAN

As part of an ongoing review of the Corporation’s compensation strategies, effective as of November 26, 2018 the Board approved the LTIP, a copy of which is attached hereto as Appendix "C" to this Circular. The LTIP was approved by Shareholders at the special meeting of Shareholders held on December 28, 2018. On May 9, 2019 the Board approved certain amendments to the LTIP of a housekeeping nature in order to permit RSU Participants (as defined below) to elect to defer the payment in respect of an award of RSUs when it becomes payable on the applicable vesting date. Any such deferral by an RSU Participant may be for a period of no longer than 5 years from the date of the applicable RSU award agreement. A copy of the LTIP, including the amendments described herein, is attached as Appendix "C" hereto. Pursuant to the terms of the LTIP, Shareholder approval is not required for such amendment to the LTIP.

Under the terms of the LTIP the Board or, if authorized by the Board, a committee of the Board may grant units ("Units"), which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, Directors, employees or consultants of the Corporation; provided, however, that a consultant or advisor shall not be an eligible participant of the LTIP unless such consultant or advisor is an individual that provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities. The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and Directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of Shareholders generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.

As of the date of this Circular:

  there are 197,250 RSUs issued and outstanding;

  there are no DSUs issued and outstanding;

  there are 290,000 RSUs granted subject to the expiry of the Corporation’s current blackout period for trading in securities; and

  there are 575,000 RSUs granted subject to the commencement of employment for new employees.

Summary of the Long Term Incentive Plan

The following is a summary of the principal provisions of the LTIP and is qualified in its entirety by the full text of the LTIP which is attached as Appendix "C" hereto.

Pursuant to the terms of the LTIP each Unit represents the right to receive one Common Share. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units is evidenced by an agreement between the Corporation and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the (a) Common Shares and (b) class A preferred shares in the capital of Flowr ULC (which are exchangeable for Common Shares at any time at the option of the holder) (being a fixed number of 13,057,421 Common Shares as reserved with the TSX-V), provided that the Board shall have the right, from time to time, to increase such number of Common Shares subject to the approval of Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP and under the SOP shall not exceed 20% of the Common Shares and Flowr ULC class A preferred shares. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a replenishing of the number of RSUs and DSUs available for grant under the LTIP.

The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the SOP, may not result in:

1.	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares;

2.	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one year period, 10% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares; or

3.

the issuance to any one insider of the Corporation, within a one year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares and Flowr ULC class A preferred shares.

Restricted Share Units

An officer, Director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an "RSU Participant").

Unless otherwise set forth in an award agreement, an RSU will vest as to 33 1/3% on each of the first, second and third anniversary dates of the grant date, provided that, unless otherwise provided under the applicable award agreement, all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made (the "Final Vesting Date"), provided further that all payments under a particular award of a U.S. taxpayer shall be made on or before December 31st of the year in which the scheduled RSU vesting date (determined without regard to Section 3.2.2 of the LTIP) occurs or, if later, by the date that is two and one-half (2 ½) months after such scheduled RSU vesting date. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the "Extension Period"). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, and unless otherwise provided under the applicable award agreement, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, unless the decision has already been made in the award agreement, on the RSU vesting date, the Corporation decides, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX-V for the 5 trading days immediately preceding the vesting date for a RSU or DSU Termination Date (as defined below) in respect of DSUs, as applicable.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date, subject to the provisions of any RSU Participant’s employment contract. In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of an RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Deferred Share Units

A Director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a "DSU Participant").

All DSUs awarded to a DSU Participant vest on the date on which the DSU Participant ceases to be a Director of the Corporation (the "DSU Termination Date"). Notwithstanding the foregoing, any payments under a particular award of a U.S. taxpayer shall be made as soon as practicable following a DSU Termination Date in accordance with the LTIP, but in no case later than December 31st of the year in which such DSU Termination Date occurs or, if later, by the date that is two and one-half (2 ½) months after such DSU Termination Date.

On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation decides, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendments

The Corporation retains the right without the approval of Shareholders:

1.	to amend the LTIP or any RSUs or DSUs to:

	(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

	(ii)	change vesting provisions of the LTIP or any RSUs or DSUs;

	(iii)	make any other amendments of a non-material nature;

(iv)

make amendments to the definition of "DSU Participant" and/or "RSU Participant" or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

	(v)	make amendments to the manner in which eligible participants may elect to participate in the LTIP;

	(vi)	make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or

	(vii)	make any amendment which is intended to facilitate the administration of the LTIP; or

2.	to suspend, terminate or discontinue the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP by resolution of the Board, provided that:

(i)

no such amendment to the LTIP shall cause the LTIP in respect of RSUs to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision;

	(ii)	no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

	(iii)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX-V, as may be required.

Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of Shareholders given by the affirmative vote of a simple majority of the Common Shares (or, where required, "disinterested" Shareholder approval) represented at a meeting of Shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring Shareholder approval include:

1.	to increase the number of Common Shares reserved under the LTIP;

2.

to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

3.	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

4.	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

5.	to permit awards other than RSUs and DSUs under the LTIP; and

6.	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without Shareholder approval.

In accordance with the policies of the TSX-V, to the extent that the Corporation grants RSUs or DSUs to eligible participants under the LTIP, which are agreed to be settled in cash on the grant date, such RSUs and DSUs will not reduce the pool of securities available for grant under the LTIP.

APPROVAL OF REGISTERED OFFICE RESOLUTION

At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, confirm, ratify and approve by special resolution the Registered Office Resolution, a copy of which is attached hereto as Appendix "D".

Approval Required

The proposed special resolution approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation from 201-100 Allstate Pkwy, Markham, Ontario, L3R 6H3 to 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4 is attached to this Circular as Appendix "D". The vote required to pass the Registered Office Resolution is at least two-thirds (662/3%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on such resolution.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the approval of the Registered Office Resolution.

DIRECTOR NOMINEES OF THE FLOWR CORPORATION

Under the articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) Directors. Pursuant to the special resolution passed by Shareholders at the special meeting of Shareholders held December 28, 2018, the Board is empowered to determine the number of Directors from time to time by resolution of the Board. The number of Directors to be elected at the Meeting is eight (8). Pursuant to the OBCA, each nominee may be elected by a plurality of the votes cast by Shareholders present or represented by proxy.

The Board has approved the nomination of the following eight (8) individuals for election as Directors. Voting for the election of the eight (8) nominee Directors will be conducted on an individual basis. All of the nominees for election at the Meeting are currently Directors. All nominees have agreed to stand for election.

The following disclosure sets out, as at the date of this Circular, (a) the names of nominees for election as Directors, and their residency, (b) all major offices and positions with the Corporation each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and options or other exchangeable securities credited to each nominee, and (f) other current public board memberships and committees.

Common Shares beneficially owned, controlled or directed, directly or indirectly, as at May 9, 2019 is based upon information furnished to the Corporation by each individual Director or nominee.

Management does not contemplate that any of the nominees will be unable to serve as a Director. If, as a result of circumstances not now contemplated, any nominee is unable to serve as a Director, the proxy will be voted for the election of such other person or persons as the Board may select. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

Maurice Levesque – Independent Director[(1)(2)(6)(8)]

Edmonton, Alberta, Canada[(3)] | Director since December 2018[(4)] | Age 60

Mr. Maurice Levesque is a founder, Chairman, and Chief Executive Officer of Qwest Investment Management Corp. ("QIM"). Mr. Levesque is the Chairman, CEO and Chief Compliance Officer of Qwest Investment Fund Management Ltd., and Chairman, President and director of Heritage Bancorp Ltd. (both companies a subsidiary of QIM).

Mr. Levesque has 30 years of experience in the Canadian financial industry and is recognized for his broad knowledge, skills and experience in the venture capital industry, financial services industry and for his leadership skills in new business formation and development. Mr. Levesque is a founder and/or a director of several private and publicly traded companies which operate in a variety of industries.

Mr. Levesque graduated from The Northern Alberta Institute of Technology with a diploma in Administration Management.

Securities held as of May 9, 2019[(5)]	
Common Shares (#)	-
Options (#)	*15,000*

Public Board Memberships (last five years)	Imperial Ginseng Products Ltd. (May 1996 to present) TSX-V; Knightswood Financial Corp. (April 1997 to May 2017) TSX-V; Bluewater Acquisition Corp. (March 2018 to present) TSX-V; ANB Canada Inc. (August 2016 to present), reporting issuer but not listed on an exchange; Qwest Canadian Resource Class (February 2006 to present), reporting issuer but not listed on an exchange; Qwest Funds Corp. – Qwest Inflation Deflation Trend Allocation Class (July 2010 to December 2014), reporting issuer but not listed on an exchange; AlphaDelta Canadian Focused Equity Class (November 2014 to present), reporting issuer but not listed on an exchange; AlphaDelta Growth of Dividend Income Class (November 2014 to present), reporting issuer but not listed on an exchange; AlphaDelta Tactical Growth Class (formerly AlphaDelta Global Value Class) (November 2014 to present), reporting issuer but not listed on an exchange; and AlphaDelta Canadian Growth of Dividend Income Class (August 2018 to present), reporting issuer but not listed on an exchange.

Donald Duet – Independent Director[(1)(2)(6)(8)]

New York, New York, United States[(3)] | Director since April 2019[(4)] | Age 53

Mr. Duet is an accomplished leader in successfully developing and executing business and technology strategies.

Don currently is CEO and founder of Concourse, an emerging leader in the rapidly growing field of Enterprise Cloud Governance and Controls; as well as a Senior Advisor at McKinsey Corporation. Prior to founding Concourse in August, 2018, Don served as President of Vapor.io, a leader in Edge Computing.

Don spent 28 years at Goldman Sachs, during which time he held senior leadership roles in Technology in New York, London, Hong Kong and Tokyo. Don led the global technology division for Goldman from 2012 to 2016 and was named a partner of the firm in 2006 and Managing Director in 2000. Don was the CIO for Asia Pacific from 2001 to 2006 and served on the Asia management committee. Since relocating to the US in 2006, Don co-chaired the IBD Technology Investment Committee and was a member of the firm's Firmwide Risk, Market Risk and Business Standards committee.

Don played an integral role in creating Goldman's business systems architecture, algorithmic trading and risk management platform as well as leading strategic firm wide investments in VDI, Data architecture, AI and Cloud / Software Defined Infrastructure. He also created and led the teams responsible for the development of Symphony and Orbit which were subsequently spun out of the firm as broader industry platforms.

Within the technology industry, Don has been an active and vocal proponent of Open Source and Open Standards communities including acting as a founding board member of the Open Compute Project.

Don and his family reside in New York City where he is actively engaged in education and arts, serving on the board of the New York Foundation for the Arts, Columbia University School of Professional Studies, Marist College board of trustees and Teaching Matters.

Securities held as of May 9, 2019[(5)]	
Common Shares (#)	-[(9)]
Options (#)	*15,000*

Public Board Memberships (last five years)	None.

Notes to the above Director Bios:

(1)	Independent Director for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101").

(2)	Member of the Audit Committee. If elected, it is proposed that Ms. Basian will Chair the Audit Committee, and Messrs. Duet and Levesque will be the other members of the Audit Committee.

(3)	The information as to country and province or state or residence, and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(4)

Each Director listed will hold his or her position as a Director of the Corporation until the next annual meeting of Shareholders or until his or her respective successor is elected or appointed in accordance with applicable laws and the Corporation’s by-laws.

(5)	Securities beneficially owned, controlled or directed, directly or indirectly, as at May 9, 2019, is based upon information furnished to the Corporation by each individual Director or nominee.

(6)

Member of the Human Resources & Compensation Committee. If elected, it is proposed that Mr. Duet will Chair the Human Resources & Compensation Committee, and Ms. Basian and Mr. Levesque will be the other members of the Human Resources & Compensation Committee.

(7)

Mr. Klein is also a principal of Core Flow Canada Holdings Inc., which holds an aggregate of 49,419,014 Common Shares and class A preferred shares of a subsidiary of the Corporation. This figure includes the securities, other than Options, held by Messrs. Klein, Miller and Tolia disclosed above.

(8)

Member of the Nominating & Corporate Governance Committee. If elected, it is proposed that Mr. Levesque will Chair the Nominating & Corporate Governance Committee, and Ms. Basian and Mr. Duet will be the other members of the Nominating & Corporate Governance Committee.

(9)

On April 29, 2019, the Corporation announced it intended to complete a non-brokered private placement of up to 2,400,000 Common Shares. As of the date of this Circular, the private placement has not closed. It is anticipated that (i) Core Flow Canada Holdings Inc. will subscribe for 432,000 Common shares under the private placement, (ii) Vinay Tolia will subscribe for 40,000 Common Shares under the private placement and (iii) Don Duet, through a family trust, will subscribe for 106,618 Common Shares under the private placement.

(10)

Dr. de Barros Teixeira is independent with respect to the Corporation pursuant to NI 58-101. Dr. de Barros Teixeira is retained as a consultant by Holigen Holdings Limited. The Corporation has entered into an agreement to acquire an 19.8% interest in Holigen Holdings Limited.

STATEMENT OF BOARD OF DIRECTOR COMPENSATION

Compensation arrangement for non-executive members of the Board are designed to align with the competitive market to attract qualified and experienced directors. The Human Resources & Compensation Committee and the Board approved for fiscal 2019 a Director compensation package based on the following key pillars:

Board compensation should be competitive to attract skilled and experience directors.	Compensation is set at a level that will attract experienced and skilled candidates and retain current Directors. The Corporation recognizes that there is significant competition for qualified directors and that directors must select their directorships wisely due to board limit restrictions being imposed by institutional shareholders.

Board compensation should align the interests of Directors with those of the Shareholders.	The overall compensation package, including a mix of both cash and equity components should align Directors’ interests with those of Shareholders.

Board compensation should be fair and reasonable.	The Corporation recognizes that Directors need to be compensated fairly for their time and effort. The Corporation seeks to reward Directors reasonably, reflecting the complexities, risks, skill set and value associated with being on the Board.

The Corporation has implemented a fixed fee Director compensation structure, under which additional fees are not provided to Directors on a meeting-by-meeting basis. The Corporation has adopted the fixed fee approach based on the following:

  Transparency to the Board, Shareholders and management.

  Meeting attendance and preparation is expected, not rewarded.

  Compensating for the role holistically, not the number of meetings held in a year.

Under the fixed fee model, in 2019 the Corporation will compensate specifically for the role and responsibilities of each individual Director. This will be broken out by retainers for service on the Board and individual committees. Director compensation will have two components: cash retainers and equity-based awards.

Cash Retainer	An annual fixed Board retainer to be paid to non-executive Directors establishes the competitive foundation of the Director compensation program. Committee retainers are granted for both the committee chair as well as committee members and serve as additional compensation for the time and expertise required to serve on the different committees. For 2019, the Lead Independent Director will receive a premium on the cash retainer to account for increased responsibilities.

Equity Award	An annual equity grant in the form of Options, RSUs or DSUs is made to non- executive Directors to align their interests with the interests of Shareholders, to reinforce longer-term business performance and to remain market competitive.

Prior to the closing of the Qualifying Transaction, the former Board members, being Douglas Osrow, Robb McNaughton and Daniel Lanskey received options to purchase Common Shares of the Corporation.

Outlined in the table below is the 2019 Director compensation pay structure that has been implemented by the Board. The Board currently has three committees, being the Audit Committee, the Human Resources & Compensation Committee ("HRCC") and the Nominating and Corporate Governance Committee ("NCGC").

Based on the recommendation of the HRCC, the Board approved compensation for Directors in 2019 as detailed in the table below:

	2019
Fee Description		Equity
	Cash Retainer	Retainer
Lead Independent Director	$45,000	15,000 Options
Non-Executive Director [1]	$35,000	15,000 Options
Audit Committee Chair	$15,000	-
Audit Committee Member[2]	$2,500	-
HRCC Chair	$3,500	-
HRCC Member[3]	$1,750	-
NCGC Chair	$3,500	-
NCGC Member[4]	$1,750	-

Notes:
_______________________________
1	Other than the Lead Independent Director.
2	Other than the Audit Committee Chair.
3	Other than the HRCC Chair.
4	Other than the NCGC Chair.

Director Summary Compensation Table

The table below sets out a summary of total compensation applicable to each non-executive member of the Board for the 2018 and 2017 fiscal year, excluding compensation related to the issuance of securities. The Corporation may also reimburse Directors for out-of-pocket expenses for, among other matters, attending meetings.

Name and Position[1]	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Karen Basian Lead Independent Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
Don Duet(2) Independent Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
Maurice Levesque Independent Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
J. André de Barros Teixeira Independent Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
David Miller Director and former General Counsel	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
David Towill[3] Former Director	2018	-	-	-	-	-	-
	2017	$10,890	-	-	-	-	$10,890
Rishi Shah[4] Former Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-
Douglas Osrow[5] Former Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
Robb McNaughton[5] Former Director	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-

Notes:
________________________________

1

Steve Klein, Vinay Tolia and Dr. Lyle Oberg are officers of the Corporation, and Daniel Lanskey was an officer of the Corporation until September 21, 2018. Thomas Flow was a Director and an officer of the Corporation until April 29, 2019. The compensation information for the foregoing individuals is set forth under the heading "Statement of Executive Compensation - Summary Compensation Table". Mr. Klein is not an employee of the

Corporation, but provides services as Chief Strategy Officer.
2	Don Duet was appointed to the Board on April 29, 2019.
3	David Towill ceased to be a Director effective October 26, 2018.
4	Rishi Shah ceased to be a Director effective April 29, 2019.
5	Each of Messrs. Osrow, McNaughton and Lanskey ceased being Directors on September 21, 2018 in connection with the completion of the Qualifying Transaction.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each Director in the year ended December 31, 2018, other than Directors who serve as NEOs.

Name and Position[1]	Type of security compensation	Number of compensation securities, number of underlying securities, and percentage of class	Date of Issue or Grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
David Towill[2] Former Director	-	-	-	-	-	-	-
Rishi Shah[3] Former Director	-	-	-	-	-	-	-
Douglas Osrow[4] Former Director	-	-	-	-	-	-	-
Robb McNaughton[4] Former Director	-	-	-	-	-	-	-
David Miller Director and former General Counsel	Options	1,050,000	August 24, 2018	$2.60	$2.60	$4.39	August 24, 2023
Karen Basian[5] Lead Independent Director	-	-	-	-	-	-	-
Don Duet[5,6] Independent Director	-	-	-	-	-	-	-
Maurice Levesque[5] Independent Director	-	-	-	-	-	-	-
J. André de Barros[5] Teixeira Independent Director	-	-	-	-	-	-	-

Notes:
__________________________________

1

Steve Klein, Vinay Tolia and Dr. Lyle Oberg are officers of the Corporation, and Daniel Lanskey was an officer of the Corporation until September 21, 2018. Thomas Flow was a Director and an officer of the Corporation until April 29, 2019. The compensation information for the foregoing individuals is set forth under the heading "Statement of Executive Compensation - Summary Compensation Table". Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer.

2	David Towill ceased to be a Director effective October 26, 2018.
3	Rishi Shah ceased to be a Director effective April 29, 2019.
4	Each of Messrs. Osrow, McNaughton and Lanskey ceased being Directors on September 21, 2018 in connection with the completion of the Qualifying Transaction.
5	Each of Ms. Basian and Messrs. Duet, Levesque and de Barros Teixeira were granted 15,000 Options on May 2, 2019.
6	Don Duet was appointed to the Board on April 29, 2019.

Exercise of Compensation Securities by Directors

The following table sets out each exercise by a Director of compensation securities during 2018.

Name and Position[1]	Type of compensation security	Number of underlying securities exercised	Exercise Price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
David Towill[2]	-	-	-	-	-	-	-
Rishi Shah[3]	-	-	-	-	-	-	-
Douglas Osrow[4]	Options	240,000	0.10	September 20, 2018	0.15	0.05	12,000
Robb McNaughton[4]	Options	240,000	0.10	September 20, 2018	0.15	0.05	12,000
David Miller	-	-	-	-	-	-	-
Karen Basian	-	-	-	-	-	-	-
Don Duet[5]	-	-	-	-	-	-	-
Maurice Levesque	-	-	-	-	-	-	-
J. André de Barros Teixeira	-	-	-	-	-	-	-

Notes:

1

Steve Klein, Vinay Tolia and Dr. Lyle Oberg are officers of the Corporation, and Daniel Lanskey was an officer of the Corporation until September 21, 2018. Thomas Flow was a Director and an officer of the Corporation until April 29, 2019. The compensation information for the foregoing individuals is set forth under the heading "Statement of Executive Compensation - Summary Compensation Table". Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer.

2	David Towill ceased to be a Director effective October 26, 2018.
3	Rishi Shah ceased to be a Director effective April 29, 2019.
4

Each of Messrs. Osrow, McNaughton and Lanskey ceased being Directors on September 21, 2018 in connection with the completion of the Qualifying Transaction. All Options held by Messrs. Osrow and McNaughton were exercised prior to the closing of the Qualifying Transaction.

5	Don Duet was appointed to the Board on April 29, 2019.

Interest of Informed Persons in Material Transactions

Other than as disclosed below, since the commencement of the Corporation’s most recently completed financial year, the Corporation did not have any transactions, or any proposed transactions, with any "informed person" (as defined in applicable securities laws), or any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, who has a material interest or had a material interest, direct or indirect, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) are, as at the date of this Circular, or have been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Levesque has been the President and a director of Knightswood Financial Corp. ("KFC") since December 1996. KFC was a publicly listed company on the TSX-V until mid 2017, and prior to December 1998 was known as First Venture Developments Ltd. Trading in the shares of KFC was halted on June 11, 2001, pending clarification of the company’s affairs. On July 20, 2001, trading in the securities of KFC resumed under the "Inactive" designation pending completion of the review of the company’s reorganization as per Canadian Venture Exchange (now the TSX-V) Policy 2.6. This review resulted in KFC no longer being deemed inactive as per Policy 2.6.

Penalties and Sanctions

Other than as disclosed herein, to the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.

Messrs. Klein and Miller are former members of the board of directors of CNC Development, Ltd. ("CNC"). During the tenure of Messrs. Klein and Miller, CNC exhausted its liquidity and was unable to pay the necessary accounting and legal fees to fulfill its requirements as a publicly listed company in the United States to file periodic reports with the SEC. Trading in the shares of CNC was suspended and the SEC took administrative action to delist CNC in 2013.

Indebtedness of Directors, Officers and Employees

None of the Directors, executive officers or nominees for election as Directors or their respective associates is, or at any time since the beginning of the most recently completed fiscal year has been, indebted to the Corporation or any of its subsidiaries or is, or has been since the beginning of the most recently completed fiscal year, indebted to another entity where the Corporation or any of its subsidiaries provided a guarantee, support agreement, letter of credit or other similar arrangement in connection with such debt. There was no indebtedness as at May 9, 2019 to the Corporation or any of its subsidiaries, excluding routine indebtedness, owing by present and former officers, present Directors or nominees for election as Directors, or employees of the Corporation and any of its subsidiaries.

COMPENSATION DISCUSSION AND ANALYSIS

STATEMENT OF EXECUTIVE COMPENSATION

The following discussion provides information about the Corporation’s proposed philosophy, objectives and processes regarding compensation for its executive officers. Compensation for the Corporation’s Chief Executive Officer, Chief Financial Officer and the next three (3) most highly compensated executive officers (collectively, the "NEOs") is determined by the Board. The HRCC provides recommendations to the Board with respect to executive compensation based on advice obtained from the Board’s compensation consultants. The Corporation’s executive compensation predominantly based on prevailing industry compensation practices for companies of comparable size and industry and the Corporation’s performance in achieving certain goals.

It will be the responsibility of the Board, on the recommendation of the HRCC, as a whole to make decisions regarding executive compensation matters. The Corporation’s compensation program supports its commitment to delivering strong performance for Shareholders. The Corporation’s overall objective of its compensation philosophy is the attraction, motivation and retention of quality, experienced people to achieve the Corporation’s strategic objectives and to align the interests of its executive officers and employees with the long-term interests of Shareholders.

It is currently contemplated that executive compensation will be comprised of the following components: (i) base salary, (ii) bonus and (iii) equity incentives. Together, these components are designed to address the key objectives of the Corporation’s compensation program.

For the purposes of this Circular:

  "CEO" of the Corporation means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year;

  "CFO" of the Corporation means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year; and

  "Named Executive Officers" or "NEOs" means (i) CEO, (ii) CFO, (iii) each of the three (3) most highly compensated executive officers of the Corporation, including any subsidiary of the Corporation, or the three (3) most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or a subsidiary of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers for 2018

During the financial year ended December 31, 2018, the Corporation had the following NEOs:

Vinay Tolia	Co-Chief Executive Officer
Alexander Dann	Chief Financial Officer
Lyle Oberg	Chief Policy and Medical Officer
Steve Klein	Chief Strategy Officer
Daniel Lanskey	Former President, Chief Executive Officer and Chief Financial Officer
Thomas Flow	Former Co-Chief Executive Officer
Anthony Giorgi	Former Chief Executive Officer
David Ralston	Former Chief Operating Officer

Daniel Lanskey ceased to be an officer of the Corporation on September 21, 2018 upon completion of the Qualifying Transaction.

On September 21, 2018, the Needle Capital Corp. completed its Qualifying Transaction with The Flowr Corporation. Upon completion of the Qualifying Transaction and as at December 31, 2018, Vinay Tolia and Thomas Flow were the co-Chief Executive Officers of the Corporation, Alex Dann was the Chief Financial Officer of the Corporation, Dr. Lyle Oberg was the Chief Policy and Medical Officer of the Corporation and Steve Klein was the Chief Strategy Officer of the Corporation. Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer. Mr. Flow stepped down as a Director and Co-CEO on April 29, 2019. Anthony Giorgi was the former CEO of The Flowr Corporation, the private corporation that existed prior to the completion of the Qualifying Transaction and that completed the Qualifying Transaction with the Corporation, and ceased to hold that position on June 21, 2018. David Ralston was the Chief Operating Officer of the Corporation and ceased to hold that position on November 9, 2018.

The summary compensation table provides for compensation paid to the co-Chief Executive Officers (as at December 31, 2018), Chief Financial Officer and NEOs for the calendar year ended December 31, 2018 and 2017, despite that these individuals were not executive officers of the Corporation for the financial year ended December 31, 2017. Such compensation was paid to these individuals by The Flowr Corporation, a private corporation, prior to the completion of the Qualifying Transaction.

Compensation Risk

The Board assesses the potential risks relating to the Corporation’s policies and practices for its employees, including those related to the Corporation’s executive compensation program. The Board considers the Corporation’s compensation policies and practices, identifies potential risks and considers mitigating factors. Periodically, and going forward at least annually, the Board and the HRCC will review and discuss with management the relationship between the Corporation’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Corporation. Based on this assessment, the Board determined that the Corporation’s policies and practices do not encourage excessive or unnecessary risk taking and are not reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

The Corporation intends on adopting a Clawback Policy in fiscal 2019, which will provide the Board and HRCC with discretion to recover certain incentive compensation received or realized by a senior executive officer, if there is an incidence of misconduct resulting in the need for the Corporation to publicly issue an accounting restatement of all or a portion of its interim or annual financial statements. It is proposed that misconduct will be characterized as gross negligence, intentional misconduct or fraud engaged in by the applicable executive which resulted in the financial restatement by the Corporation.

Independent Compensation Consultants

The Corporation has engaged independent compensation consultants, Willis Towers Watson, to provide the Board and management with compensation advice for compensation structures to be implemented for the calendar year 2019.

Compensation Benchmarking and Comparator Group

For the calendar year 2017 and 2018, the Corporation did not have a comparator group, as the Corporation was a capital pool company with no operations.

Upon completion of the Qualifying Transaction, the Board and management of the Corporation engaged Willis Towers Watson to assist the Corporation with selecting a comparator group and to complete benchmarking for the Corporation’s 2019 compensation structure.

For 2019, Willis Towers Watson has identified the following peer group for the Corporation, which the Board has approved.

2019 Peer Group
Cronos Group Inc.	HEXO Corp.
CannTrust Holdings Inc.	The Supreme Cannabis Company, Inc.
Jamieson Wellness Inc.	Andrew Peller Limited
Namaste Technologies Inc.	Corby Spirit and Wine Limited
Eastwood Bio-Medical Canada Inc.	Village Farms International, Inc.
Brick Brewing Co. Limited

Components of Executive Compensation

Base Salaries

The base salary component is intended to provide a fixed level of pay that reflects each NEO’s primary duties and responsibilities. While base salaries are an important element of executive officer compensation, the size and stage of the Corporation prevents the Corporation from paying base salaries which are comparable to those of larger companies in the similar industry and, accordingly, performance-based compensation elements are an integral component of the executive compensation package. In setting base compensation levels for executive officers, consideration will be given to objective factors such as level of responsibility, experience and expertise as well as subjective factors such as leadership. For 2019, the Board and management of the Corporation will be reviewing base salaries with the advice of Willis Towers Watson, and may adjust salaries based on the 2019 comparator group and the growth of the Corporation.

Bonus

The Corporation does not currently have a bonus plan and intends to implement a bonus structure, with the advice of Willis Towers Watson, for its employees in 2019 based on the 2019 comparator group. Notwithstanding the foregoing, the Corporation may grant cash bonuses to reflect contributions made by certain employees to the Corporation’s development and success. In fiscal 2018, the Board approved a cash bonus of $500,000 to Tom Flow in recognition of his significant contribution to the Corporation, with such amount paid in calendar year 2019.

Long-Term Incentives

Long-term incentives in the form of Options, RSUs and/or DSUs are determined by considering overall corporate performance as well as the performance of the individual employee. The role of the long-term incentive is to align an executive’s and Director’s performance with the long-term performance of the Corporation and to provide an additional incentive for executives and Directors to enhance shareholder value. The Board generally adheres to the following principles, as applicable, in connection with grants of Options, RSUs and/or DSUs:

  Options, RSUs and/or DSUs are generally granted, at the discretion of the Board, upon initial employment and annually. In certain circumstances, the Board may grant Options, RSUs and/or DSUs to employees and Directors based on certain corporate achievements throughout a calendar year;

  previous grants and existing equity ownership levels are taken into account when considering further grants of Options, RSUs and/or DSUs;

  Options granted as part of the long-term incentive program generally carry a five year life and vest in equal proportions over a three (3) year period for employees and executive officers. Previous grants to certain executive officers of the Corporation vest on a monthly basis over a period of thirty-six (36) months;

  RSUs granted as part of the long-term incentive program generally carry a three year life and vest in equal proportions over a three (3) year period for employees and executive officers with the ability for the grantee to elect to defer the payment in respect of an award of RSUs when it becomes payable on the applicable vesting date. Any such deferral by an RSU Participant may be for a period of no longer than five (5) years from the date of the applicable RSU award agreement;

  the Option price is determined by the Board or the committee of the Board authorized to grant Options, provided that such price shall not be lower than the closing price of the Common Shares on the TSX-V on the business day prior to the date the Option is granted or such other price as is permitted pursuant to the rules and regulations of the TSX-V;

  RSUs track the share price of the Common Shares, as no exercise price is applicable with respect to RSUs; and

  it is expected that the Corporation’s compensation strategy and overall program will continue to evolve and be reviewed in the future. It is anticipated that DSUs will also be become part of the long-term compensation package for Directors. The Corporation continues to work with its compensation advisors to complete a compensation structure for long-term incentives that will include RSUs and DSUs.

Long-Term Incentive Grants for 2018 Compensation

Details of all equity awards to the NEOs for the fiscal year 2018 are provided in the table below, as well as the value of such awards as of December 31, 2018.

Named Executive Officer (Position)	Option Grant (Number of Options)	Value ($) on 12/31/2018
Vinay Tolia (CEO)	3,635,530	6,507,599
Steve Klein (Chief Strategy Officer)	1,200,000	2,148,000

Notes:
1	Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer.

Benefits and Perquisites

The Corporation offers limited benefits and perquisites, aligned with market competitive practice. Details of the benefits and perquisites provided to the NEOs are disclosed in the "Value of all other compensation" column of the 2018 summary compensation table set forth in this Circular, including: health and dental coverage, various company-paid insurance plans, including life insurance, and paid vacation.

In general, the Corporation will only provide a specific perquisite when it provides competitive value and promotes retention of executives. The limited perquisites the Corporation provides to its NEOs may include a cellular telephone and computer equipment, commuting and parking expenses, reasonable legal, accounting and other professional fees, housing allowances under special circumstances, reimbursement of certain tax related expenses, as well as payment of certain professional dues that are related directly to the performance of the executive’s functions.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation, other than compensation related to the issuance of securities, earned during the two most recently completed fiscal years ended December 31, 2018 and 2017 for the NEOs of the Corporation.

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus[7] ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation[1] ($)
Anthony Giorgi[2] Former Chief Executive Officer of The Flowr Corporation, a private corporation	2018	128,969	-	-	-	120,688	249,384
	2017	80,109	-	-	-	-	80,109
Thomas Flow[3] Former Executive Director and Co-Chief Executive Officer	2018	240,000	-	-	-	1,262	241,262
	2017	201,169	-	-	-	-	201,169
Vinay Tolia[3] Executive Director and Chief Executive Officer	2018	90,000	-	-	-	115	90,115
	2017	-	-	-	-	-	-
David Ralston[4] Former Chief Operating Officer	2018	194,677	-	-	-	134,595	329,272
	2017	44,553	-	-	-	-	44,553
Alex Dann Chief Financial Officer	2018	200,000	-	-	-	1,377	201,377
	2017	33,442	-	-	-	-	33,442
Dr. Lyle Oberg[3] Executive Director and Chief Policy and Medical Officer	2018	176,666	-	-	-	1,135	177,801
	2017	80,098	-	-	-	-	80,095
Daniel Lanskey[5] Former Chief Executive Officer, Chief Financial Officer and President	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-
Steven Klein[6] Executive Director and Chief Strategy Officer	2018	-	-	-	-	-	-
	2017	-	-	-	-	-	-

Notes:
1	Security based award disclosure is not included in this table. Compensation is based on amounts received on employment start date.
2

Mr. Giorgi was the Chief Executive Officer of The Flowr Corporation, a private corporation, prior to the closing of the Qualifying Transaction, and ceased to hold that position on June 21, 2018. The Flowr Corporation completed the Qualifying Transaction with the Corporation, to become the resulting public entity on September 21, 2018. Mr. Giorgi’s compensation includes severance amounts totalling $120,000.00.

3

All compensation paid to Messrs. Flow, Tolia and Oberg were paid in their role as officers of the Corporation, and not as a Director. Mr. Tolia became the Chief Executive Officer of the Corporation on August 15, 2018 and a Director on October 26, 2018. Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer. Mr. Flow was previously the President of the Corporation, and held the Chief Executive Officer position on an interim basis from June 2018 to August 2018. On November 9, 2018, Mr. Flow was named Co-CEO of the Corporation. On April 29, 2019, Mr. Flow stepped down as a Director and Co-CEO.

4	Mr. Ralston was the Chief Operating Officer of the Corporation until November 9, 2018.
5

Mr. Lanskey was a Director, President, Chief Executive Officer and Chief Financial Officer of the Corporation until completion of the Qualifying Transaction and ceased to hold such positions on September 21, 2018.

6	Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer.

7

In fiscal 2018, the Board approved a cash bonus of $500,000 to Tom Flow in recognition of his significant contribution to the Corporation. The bonus was not paid until fiscal 2019 and, as such, is not reflected in the table above.

INCENTIVE PLAN AWARDS

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO in the year ended December 31, 2018.

Name and Position	Type of security compensation	Number of compensation securities, number of underlying securities, and percentage of class	Date of Issue or Grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Thomas Flow[1] Former Executive Director and Co- CEO	-	-	-	-	-	-	-
Vinay Tolia[1] Executive Director and CEO	Options	3,635,530	August 24, 2018	2.60	2.60	4.39	August 24, 2023
Anthony Giorgi[2] Former CEO of The Flowr Corporation	-	-	-	-	-	-	-
David Ralston[3] Former Chief Operating Officer	-	-	-	-	-	-	-
Alex Dann[4] CFO	-	-	-	-	-	-	-
Dr. Lyle Oberg1, 5 Executive Director and Chief Medical and Policy Officer	-	-	-	-	-	-	-
Daniel Lanskey[6] Former President, CEO and CFO	-	-	-	-	-	-	-
Steve Klein Executive Director and Chief Strategy Officer	Options	1,200,000	August 24, 2018	2.60	2.60	4.39	August 24, 2023

Notes:
________________________________

1

All compensation paid to Messrs. Flow, Tolia and Oberg were paid in their role as officers of the Corporation, and not as a Director. Mr. Klein was granted Options in connection with his contribution to the development of the Corporation’s business and the closing of the Qualifying Transa ction. Mr. Klein is not an employee of the Corporation, but provides services as Chief Strategy Officer. Mr. Tolia became the Chief Executive Officer of the Corporation on August 15, 2018 and a Director on October 26, 2018. Mr. Flow was previously the President of the Corporation, and held the Chief Executive Officer position on an interim basis from June 2018 to August 2018. On November 9, 2018, Mr. Flow was named Co-CEO of the Corporation. On April 29, 2019, Mr. Flow stepped down as a Director and Co-CEO.

2

Mr. Giorgi ceased to be employed by The Flowr Corporation on June 21, 2018. All vested Options that Mr. Giorgi held have been exercised and no Options remain outstanding as at the date of this Circular.

3

Mr. Ralston ceased to be employed by the Corporation on November 9, 2018. All vested Options that Mr. Ralston held have been exercised and no Options remain outstanding as at the date of this Circular.

4

Mr. Dann held 1,181,250 Options to acquire 1,181,250 Common Shares as at December 31, 2018. The Options held by Mr. Dann have an exercise price of $0.05, vest on a monthly basis and expire on October 30, 2022.

5

Dr. Oberg held 618,750 Options to acquire 618,750 Common Shares as at December 31, 2018. The Options held by Dr. Oberg have an exercise price of $0.05, vest on a monthly basis and expire on October 30, 2022.

6

Mr. Lanskey ceased to be an officer of the Corporation on September 21, 2018 in connection with the closing of the Qualifying Transaction. All vested options held by Mr. Lanskey have been exercised and no options remain outstanding as at the date of this Circular.

Exercise of Compensation Securities by NEOs

The following table sets out each exercise by an NEO of compensation securities during 2018.

Name and Position	Type of compensation security	Number of underlying securities exercised	Exercise Price per security ($)	Date of exercise	Closing price per security on date of exercise(1) ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Thomas Flow Former Executive Director and Co-CEO	Options	2,550,000	0.000001	August 1, 2018	2.60	2.60	6,629,997
Vinay Tolia Executive Director and CEO	-	-	-	-	-	-	-
Anthony Giorgi Former CEO of The Flowr Corporation	Options	900,000	0.000001	May- August, 2018	2.60	2.60	2,339,999
	Options	100,000	0.05	October 2018	2.60	2.55	255,000
David Ralston Former Chief Operating Officer	Options	506,250	0.000001	May- August, 2018	2.60	2.60	1,316,249
	Options	225,000	0.05	December 10, 2018	3.18	3.13	704,250
Alex Dann CFO	Options	393,750	0.000001	May- August, 2018	2.60	2.60	1,023,750
Dr. Lyle Oberg Executive Director and Chief Policy and Medical Officer	Options	1,181,250	0.000001	May- August, 2018	2.60	2.60	3,071,249
Daniel Lanskey Former President, CEO and CFO	Options	18,461	1.30	October 18, 2018	4.97	3.67	67,752
Steve Klein Director and Chief Strategy Officer	-	-	-	-	-	-	-

Notes:

(1)	For the exercise of Options prior to the completion of the Qualifying Transaction, the closing price on the date of exercise is based on the pricing of the Corporation’s recently completed financings at the time of the exercise.

Equity Compensation Plan Information

The following table sets out the equity compensation plan information as at May 9, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[3] (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[1]
Equity compensation plans approved by Shareholders (SOP)[2]	12,051,780	$2.66	262,755
Equity compensation plans approved by Shareholders (LTIP)	197,270	N/A	12,095,171
Warrants	258,270	$2.57	N/A
Total	12,507,300	$2.66	12,357,926

Notes:
________________________________

1

Pursuant to the terms of the LTIP and the SOP, the total number of Common Shares which may be issued under both equity incentive plans, in the aggregate amount, is equal to twenty per cent (20%) of the issued and outstanding Common Shares and class A preferred shares in the capital of Flowr ULC at any given time. The figures in column (c) above include securities that are issuable under the LTIP.

2	In connection with the Meeting, Shareholders are being asked to approve an ordinary resolution to approve the SOP.
3

The Corporation also has 258,270 broker warrants issued and outstanding. Such broker warrants were issued in connection with the closing of the Qualifying Transaction and also includes warrants issued by The Needle Capital Corp. These broker warrants are included in column (a) above.

PENSION PLAN BENEFITS AND DEFERRED COMPENSATION PLANS

The Corporation does not have a pension plan, defined benefit plan or any retirement savings programs for NEOs or other employees of the Corporation, and does not have a deferred compensation plan for NEOs or other employees of the Corporation. Pursuant to the terms of the LTIP, as amended, an RSU Participant may elect to defer the payment in respect of an award of RSUs when it becomes payable on the applicable vesting date. Any such deferral by an RSU Participant may be for a period of no longer than 5 years from the date of the applicable RSU award agreement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than Steve Klein who has not received any compensation in his role as Chief Strategy Officer as he is not an employee of the Corporation, and other than the Options as described herein, the Corporation or one of its subsidiaries has entered into employment agreements with each of the NEOs who are currently employed by the Corporation or such subsidiary under which each NEO has agreed to continue to serve the Corporation in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation including non-competition and non-solicitation covenants (which survive termination of an NEO’s termination in certain circumstances, as applicable, for periods of 6 to 24 months per the terms of each NEO’s employment agreement), as well as non-disclosure covenants (which survive the termination of an NEO’s employment).

In the event of termination of an NEO’s employment, other than for cause (as defined in the applicable employment agreements), the Corporation will provide such executive with working notice or severance pay or a combination of notice and severance. The following section outlines the significant terms of each of the NEOs’ employment agreements.

In addition, under certain circumstances, and pursuant to applicable employment standards legislation, earned bonuses may also be payable upon termination.

Executive Employment Agreements

As at December 31, 2018, Mr. Flow was party to an employment agreement with a subsidiary of the Corporation dated December 1, 2016, the terms of which form the basis for the disclosure contained herein with respect to Mr. Flow’s entitlements on a termination or a change of control (the "Flow Agreement"). The Board has approved the terms of a new employment agreement with a subsidiary of the Corporation, following Mr. Flow’s transition to Managing Partner and his stepping down as a Director and Co-CEO on April 29, 2019. As at the date of this Circular, Mr. Flow and the Corporation have not entered into the new employment agreement. Mr. Tolia is party to an employment agreement with a subsidiary of the Corporation dated August 15, 2018, which continues for an indefinite term, unless earlier terminated. Mr. Dann is party to an employment agreement with a subsidiary of the Corporation dated October 10, 2017, which continues for an indefinite term, unless earlier terminated. Dr. Oberg is party to an employment agreement with a subsidiary of the Corporation dated September 21, 2017, which continues for an indefinite term, unless earlier terminated. Mr. Ralston was party to an employment agreement with a subsidiary of the Corporation dated November 22, 2017. Effective November 9, 2018, Mr. Ralston’s employment with the Corporation ceased. Mr. Giorgi was party to an employment agreement dated September 25, 2017 which was an agreement with a subsidiary of The Flowr Corporation prior to completion of the Qualifying Transaction. Effective June 21, 2018, Mr. Giorgi’s employment with The Flowr Corporation ceased.

In connection with his termination, Mr. Ralston was provided with an aggregate severance payment of approximately $133,333, and a total of 112,500 Options vested in accordance with the terms of his severance agreement. In connection with his termination, Mr. Giorgi was provided with an aggregate severance payment of $100,000, and a total of 150,000 Options vested in accordance with the terms of his severance agreement.

As indicated above, Mr. Klein does not have an employment agreement with the Corporation and received no compensation for his services other than the granting of Options disclosed herein. In addition, this section of the Circular does not provide any disclosure as it relates to Mr. Lanskey, who was a former director and officer of the capital pool company, The Needle Capital Corp., and ceased to hold such positions upon completion of the Qualifying Transaction.

Termination upon Notice

Each of Messrs. Tolia, Dann and Oberg may terminate his employment agreement upon providing the Corporation with not less than four (4) weeks’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying the executive that the Corporation will pay him an aggregate amount equal to:

	TOLIA	DANN	OBERG
Base salary through to last day of notice period	Yes	Yes	Yes
Business expenses which have not been reimbursed	Yes	Yes	Yes
Value of unused vacation	Yes	Yes	Yes
Participation in benefit plan during notice period	Yes	Yes	Yes

The Flow Agreement did not provide for a notice period upon Mr. Flow resigning. However, the Flow Agreement provided that Mr. Flow was entitled to resign on notice in the event that his salary was unpaid for four (4) consecutive months, or any failure to pay his regular salary or part thereof was not cured within four (4) months of the date of such failure.

Termination Without Cause

In the case that the Corporation terminates the NEO’s employment agreement without cause (as defined in each NEO’s respective employment agreement, as applicable), the NEO shall be entitled to receive:

	FLOW	TOLIA	DANN	OBERG
Base salary payment	6 months and no less than min. under applicable employment standards legislation	Notice as required by applicable employment standards legislation and twenty six (26) weeks	12 months	Notice as required by applicable employment standards legislation and three (3) weeks
Annual pro rata bonus payment up to date of termination	N/A	N/A	Pro Rata (if prior annualized bonus paid)	N/A

Business expenses which have not been reimbursed	Yes	Yes	Yes	Yes
Value of unused vacation	Yes	Yes	Yes	Yes
Continued benefits	N/A	N/A	Notice as required by applicable employment standards legislation	N/A
Unvested Options	N/A	If certain market caps achieved, vesting accelerated: $1billion market cap, 1/3 unvested will vest; $2 billion market cap, 2/3 unvested will vest; and $3 billion market cap, all vest.	N/A	N/A

Termination for Cause

In the case that an NEO employment agreement is terminated for cause (as defined in each NEOs employment agreement, as applicable), the NEO’s employment with the Corporation shall end immediately and the NEO shall be entitled to:

	FLOW	TOLIA	DANN	OBERG
Base salary up to the date of termination	Yes	Yes	Yes	Yes
Business expenses which have not been reimbursed	Yes	Yes	Yes	Yes
Value of unused vacation	Yes	Yes	Yes	Yes
Any benefits to which he is entitled to and which are unpaid as of the date of termination	Yes	Yes	Yes	Yes

Termination Due to Death

Upon termination due to death, Mr. Flow would have been entitled to payment of base salary and benefits through the date of such termination. The other employment agreements with NEOs do not contemplate termination due to death.

Termination Due to Disability

Upon termination due to disability, Mr. Flow would have been entitled to payment of three (3) months’ base salary and benefits for such three (3) month period. The other employment agreements with NEOs do not contemplate termination due to disability.

Change of Control

The employment agreement entered into between the applicable subsidiary of the Corporation and Mr. Dann contains stock option acceleration provisions upon a change of control. In particular, upon a change of control, all unvested Options granted to Mr. Dann shall vest and become immediately exercisable, notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

SOP and LTIP Change of Control Provisions

SOP – Trigger Event

Except as provided for in certain NEO employment agreements, in the case of a potential or actual Trigger Event (as defined in the SOP) the Board may, in its discretion, without the necessity or requirement for the agreement of any optionholder, but subject always to the prior written approval of the TSX-V: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any option; (ii) permit the conditional exercise of any option, on such terms as it sees fit; (iii) otherwise amend or modify the terms of the option, including for greater certainty permitting optionholders to exercise any option, to assist the optionholder to tender the underlying shares to, or participate in, the actual or potential Trigger Event or to obtain the advantage of holding the underlying shares during such Trigger Event; and (iv) terminate, following the successful completion of such Trigger Event, on such terms as it sees fit, the options not exercised prior to the successful completion of such Trigger Event.

In the event that: (i) an actual or potential Trigger Event is not completed within the time specified therein; or (ii) all of the shares subject to an option that were tendered by an optionholder in connection with an actual or potential Trigger Event are not taken up or paid for by the offeror in respect thereof, then the Board may, in its discretion, without the necessity or requirement for the agreement of any optionholder, permit the shares received upon such exercise, or in the case of subparagraph (ii) above the shares that are not taken up and paid for, to be returned by the optionholder to the Corporation and reinstated as authorized but unissued shares and, with respect to such returned shares, the related options may be reinstated as if they had not been exercised and the terms for such options becoming vested will be reinstated pursuant to the SOP. If any shares are returned to the Corporation, the Corporation will immediately refund the exercise price to the optionholder for such shares.

LTIP – Change of Control

Except as provided for in certain executive employment agreements, in the case of a Change of Control (as defined in the LTIP), at the sole discretion of the Board, the Corporation: (i) shall determine the adjustment price, if any, to the number and type of Common Shares (or other securities or other property) that thereafter shall be made subject of and issuable as payment under outstanding RSUs or DSUs; (ii) shall determine the number and type of shares (or other securities or other property) subject to and issuable as payment under outstanding RSUs or DSUs; (iii) shall determine the acquisition price with respect to the settlement or payment of any outstanding RSUs or DSUs; provided, however that the number of Common Shares covered by any RSUs or DSUs or to which such RSUs or DSUs relate shall always be a whole number; and (iv) may convert or exchange for or into any other security or any other property or cash, any outstanding RSUs or DSUs that are still capable of being exercised, upon giving to any such RSU or DSU participant to whom such RSUs or DSUs have been granted at least thirty (30) days’ written notice of its intention to convert or exchange such RSUs or DSUs and, during such notice period, the RSUs and DSUs may be exercised by any such holder of RSUs or DSUs without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the RSUs or DSUs shall lapse and be cancelled.

In addition to the foregoing, the Board or any company which is or would be the successor to the Corporation or which may issue securities in exchange for Common Shares upon the occurrence of a Change of Control may offer any RSU or DSU holder the opportunity to obtain new or replacement awards for securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares issuable under the outstanding RSUs and DSUs.

The Board may also, in its sole discretion, cancel any or all outstanding RSUs or DSUs and pay to the holders of any such RSUs or DSUs, in cash, the value of such RSUs and DSUs based upon the price per Common Shares received or to be received by other Shareholders in the event of a Change of Control.

Estimated Incremental Payment on Change of Control and/or Termination

The following table provides details regarding the estimated incremental payments by the Corporation to the NEOs indicated below under the above-described agreements in the event of: (i) termination upon notice; (ii) termination without cause; (iii) termination with cause; (iv) termination upon death; (v) termination upon disability; (vi) termination upon change of control (as defined in the applicable employment agreements of the NEOs); and (vii) Trigger Event under the SOP, assuming, in each case, that the event took place on December 31, 2018. For purposes of the table below, Change of Control under the LTIP has not been included, as no RSUs and/or DSUs were issued and outstanding as at December 31, 2018.

Event
	Termination Upon Notice	Termination without Cause	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control	Trigger Event[1]
Thomas Flow[2] Severance Deferred Compensation Other Benefits Total	- - - -	$120,000 - - $120,000	- - - -	- - - -	$60,000 - $345 $60,345	- - - -	- - - -
Vinay Tolia Severance Deferred Compensation Other Benefits Total	- - - -	$120,000 - - $120,000	- - - -	- - - -	- - - -	- - - -	$5,784,534 - - $5,784,534
Alex Dann Severance Deferred Compensation Other Benefits Total	- - - -	$200,000 - $115 $200,115	- - - -	- - - -	- - - -	- - - -	$4,367,125 - - $4,367,125

Event
	Termination Upon Notice	Termination without Cause	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control	Trigger Event[1]
Dr. Lyle Oberg Severance Deferred Compensation Other Benefits Total	- - - -	$16,667 - - $16,667	- - - -	- - - -	- - - -	- - - -	$2,197,125 - - $2,197,125
Steve Klein Severance Deferred Compensation Other Benefits Total	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	$1,909,330 - - $1,909,334

Notes:
____________________________________
1	The figures in this table assume payment of cash consideration for unvested Options held by the optionees in the event of a Trigger Event, using the closing price of the Common Shares on December 31, 2018 of $4.39.
2	As at the date of this Circular, Mr. Flow and the Corporation have not entered into a new employment agreement.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board is currently comprised of eight (8) Directors. If all of the Director nominees are successfully elected, the Board will consist of four (4) independent Directors. In order to facilitate the exercise of independent judgement in carrying out its responsibilities, the Board will continue to hold in camera meetings of independent Directors after certain meetings of the Board (in particular, meetings relating to the review and approval of quarterly and annual financial statements). The Board has concluded that four (4) of the proposed Directors (being Ms. Basian and Messrs. Duet, Levesque and de Barros Teixeira) are independent from management of the Corporation for the purposes of NI 58-101. Messrs. Tolia, Oberg, Klein and Miller are not considered independent because they are or were previously officers of the Corporation. Mr. Klein was not an employee of the Corporation, but provided services in his capacity as Chief Strategy Officer.

Karen Basian is currently the Lead Independent Director of the Board and, if elected, and is expected to be named Lead Independent Director subsequent to the Meeting. The Lead Independent Director responsibilities include leadership of the Board and its efficient and independent organization and operation.

Summary of Director Qualifications and Expertise

The NCGC annually conducts a self-assessment of the Board’s performance, an assessment of Board members and its committees, with each committee assessing its members, and to recommend to the Board nominees for appointment of new Directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Corporation. Prospective new Director nominees are intended to be interviewed by the Chair of the NCGC, the Lead Independent Director, Chairman and the CEO and considered by the entire NCGC for recommendations to the Board as potential nominee Directors.

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	STEVE KLEIN	DAVID MILLER	VINAY TOLIA	DR. LYLE OBERG	KAREN BASIAN	DR. J. ANDRÉ DE BARROS TEIXEIRA	MAURICE LEVESQUE	DON DUET
Accounting	x	x			x			x
Corporate Finance / M&A	x	x	x	x	x		x
Executive Leadership	x		x	x	x	x	x	x
Economics / Business	x	x	x	x	x	x	x	x
Financial Literacy	x	x	x	x	x	x	x	x
Governance				x	x	x	x	x
Government / Regulatory				x			x	x
HR & Compensation					x	x		x
Industry Experience	x	x	x	x		x
International Business				x	x	x		x
Legal	x	x
Risk Management				x			x	x
Strategic Planning	x	x	x	x	x	x	x	x

Mandate of the Board of Directors

The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. The Board is responsible for the oversight and review of:

  the strategic planning process of the Corporation;

  identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

  the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the HRCC and the NCGC.

The Board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer position. The Chief Executive Officer reports to and is subject to the general direction of the Board pursuant to the executive employment agreement between the Corporation and Mr. Tolia. The Chief Executive Officer’s duties include overseeing the day-to-day operations of the Corporation, strategic planning and business development.

The Board has developed formal charters for each Committee. Copies of the Committee charters are located on the Corporation’s website at www.flowr.ca, which are not incorporated by reference into this Circular.

Meetings of the Board of Directors

The Board meets at least once each quarter, with additional meetings held when appropriate. Meetings of the Board may be held in person and by teleconference or other electronic means, as needed to discharge its responsibilities. Independent Directors meet in camera without non-independent Directors or management present on an as-needed basis (particularly with respect to meetings related to the review and approval of quarterly and annual financial statements). Board members are expected to attend all Board meetings and meetings of committees on which they serve.

The following table provides the record of attendance of each member of the Board for all meetings of the Board and each committee, which were held since the completion of the Qualifying Transaction on September 21, 2018, but does not include matters approved by way of written resolution. The HRCC and NCGC were first constituted on December 28, 2018 but no meetings of either committee were held in 2018.

Director[1]	Board Meetings[2]		Audit Committee Meetings		Overall
	#	%	#	%	#	%
David Towill[3]	N/A	N/A	N/A	N/A	N/A	N/A
Steve Klein[4]	2/2	100	1/1	100	3/3	100
David Miller[5]	1/2	50	1/1	100	2/3	66
Thomas Flow	2/2	100	N/A	N/A	2/2	100
Dr. Lyle Oberg	2/2	100	N/A	N/A	2/2	100
Vinay Tolia[6]	2/2	100	N/A	N/A	2/2	100
Rishi Shah[7]	2/2	100	1/1	100	3/3	100
Karen Basian	1/1	100	N/A	N/A	1/1	100
Donald Duet[8]	N/A	N/A	N/A	N/A	N/A	N/A
Maurice Levesque	1/1	100	N/A	N/A	1/1	100
J. André de Barros Teixeira	0/1	0	N/A	N/A	01	0

Notes:
________________________________

1

The table above provides information for board and committee attendance subsequent to the completion of the Qualifying Transaction, as it provides a more accurate description of the activities of the Board subsequent to the closing of the Qualifying Transaction.

2	This table does not reflect matters passed by the Board by way of written resolution, and does not include meetings of the HRCC and NCGC as the first meetings of those committees occurred in 2019.
3

Attendance records for Mr. Towill’s participation in Board and Audit Committee meetings relate only to the period prior to Mr. Towill’s resignation as a Director on October 26, 2018. Mr. Towill was a member of the Audit Committee until October 26, 2018. No meetings of the Audit Committee and Board were held in 2018 prior to October 26, 2018.

4	Mr. Klein was a member of the Audit Committee from October 26, 2018 until December 28, 2018. Attendance records for Mr. Klein’s participation in
Audit Committee meetings relate only to the period between October 26, 2018 and December 28, 2018.
5

Mr. Miller was a member of the Audit Committee from September 21, 2018 until December 28, 2018. Attendance records for Mr. Miller’s participation in Audit Committee meetings relate only to the period between September 21, 2018 and December 28, 2018.

6	Mr. Tolia was appointed to the Board on October 26, 2018. Attendance records for Mr. Tolia’s participation in Board meetings relate only to the period subsequent to October 26, 2018.
7

Mr. Shah was the Audit Committee Chair from October 26, 2018 until December 28, 2018. Attendance records for Mr. Shah’s participation in Audit Committee meetings relate only to the period between September 21, 2018 and December 28, 2018. Mr. Shah stepped down from the Board on April 29, 2019.

8	Mr. Duet was appointed to the Board on April 29, 2019.

Board Renewal and Term Limits

The Corporation has not adopted a formal policy on Director term limits. It has been the Corporation’s practice to elect Directors on an annual basis to hold office until a successor is appointed or until the conclusion of the next annual meeting of Shareholders. Management believes that the current approach allows the Corporation to undergo Board renewal as necessary. In addition, the Corporation relies on its current Director nominee selection process, in addition to the Corporation’s various policies (as described below), when selecting Director nominees for election to the Board on an annual basis.

Independence of the Board

For the purposes of NI 58-101, an "independent director" is a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular Director is an "independent director" or a "non-independent director", the Board considers the factual circumstances of each Director in the context of these guidelines.

The Board is currently comprised of eight (8) members, four of which are "independent directors" for the purposes of NI 58-101. The independent Directors are Karen Basian, Don Duet, Maurice Levesque and J. André de Barros Teixeira. Messrs. Klein, Miller, Tolia and Oberg are not independent for the purposes of NI 58-101 due to being, or having been, a member of the Corporation’s management team. Mr. Klein is not an employee of the Corporation, but provided services as the Chief Strategy Officer.

Chairman and Lead Independent Director

The roles of the Chairman and CEO are separated. In addition, Karen Basian is the Lead Independent Director of the board and subsequent to the Meeting it is expected that the Board will re-appoint Ms. Basian as Lead Independent Director. The Lead Independent Director is independent and with the assistance of the Chairman is responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. The Lead Independent Director’s key responsibilities include setting the Board meeting agenda in consultation with the Chairman and CEO and chairing all Board meetings with the Chairman. In the absence of the Lead Independent Director, one of the other independent Directors will assume the responsibilities of the Lead Independent Director. The Lead Independent Director will provide leadership to the Directors and ensures the Board is independent from management. The Lead Independent Director and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.

Committee Composition

There are currently three standing committees of the Board: (a) the Audit Committee, (b) the HRCC, and (c) the NCGC. All three committees are comprised solely of independent Directors.

Committee chairs are responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.

The Board intends to review the composition of the Audit Committee, HRCC and the NCGC subsequent to the Meeting. Any changes in membership of the committees will be disclosed by the Corporation at the appropriate time.

Succession Planning

The NCGC and HRCC (with the advice of the Chairman and CEO) have primary oversight of succession planning for senior management, the performance of the CEO, and the CEO’s assessments of the other senior officers. The Board, as a whole, conducts reviews of succession options relating to senior management positions as required.

The independent Directors are expected to participate in the assessment of the CEO’s performance every year. The Board approves all NEO appointments.

Selection of New Board Members

The NCGC considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and Shareholders as well as outside consultants retained specifically for the purpose of identifying Board candidates. Once the NCGC has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The NCGC seeks to identify Director candidates with solid business and other appropriate experience and expertise, having regard to the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

The NCGC considers the following general factors in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having Directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of Director candidates. The Corporation believes that the backgrounds and qualifications of its Directors, considered as a group, should provide a mix of skills, experience, and knowledge, which will ensure that the Board is able to continue to fulfill its responsibilities. The NCGC also considers the independence of Directors and proposed Directors. The Corporation has not adopted a formal policy on term limits for its Directors, as it believes the process used by the NCGC in selecting appropriate nominees for election to the Board on an annual basis will ensure that the Board undergoes regular renewal, as necessary.

Assessments and Performance Reviews

The Board, on an annual basis, receives a recommendation from the NCGC for assessing the performance and effectiveness of the Board, its committees and the individual Directors. In order to facilitate this, the NCGC is responsible for developing and recommending to the Board a process for assessing criteria that considers the solicitation and receipt of comments from any Directors and the competencies and skills each Director is expected to bring to the Board.

Each individual committee and the Board, in the assessment process to be overseen by the NCGC (as described above), assesses its own performance and that of the individual Directors of which each is comprised, as well as each committee’s own respective charter.

Orientation and Education

The NCGC is expected to develop, recommend and oversee the Board’s orientation program for new Directors. This program will be designed to assist new Directors to understand the role of the Board and its committees, the contribution individual Directors are expected to make to the Corporation (including the commitment of time and energy that the Corporation expects) and the nature and operation of the Corporation’s business. In addition, new Directors are oriented to the roles of the Board, individual Directors and the business and affairs of the Corporation through discussions with the Corporation’s management and the incumbent Directors and by periodic presentations from senior management on major business, industry and competitive issues. Management, along with Board advisors, provide information to the Board and its committees as necessary to keep the Directors up-to-date with corporate governance requirements and best practices, the Corporation and its business and the environment in which it operates, as well as developments concerning the responsibilities of Directors.

The Board currently does not provide continuing education for its Directors. The Directors are encouraged to attend industry and governance related education sessions independently to ensure they are abreast of emerging trends impacting the Corporation. By using a Board composed of experienced professionals with a wide range of financial and industry expertise, the Corporation ensures that the Board operates effectively and efficiently.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics ("Code"). The Code is applicable to all Directors, officers and employees of the Corporation, as well as consultants and contract workers who perform work on behalf of the Corporation. The Code constitutes written standards that are designed to promote integrity and to deter wrongdoing. In particular, the Code addresses the following issues:

• compliance with laws, rules and regulations	• protection and proper use of corporate assets and opportunities
• conflicts of interest	• confidentiality of company information
• fair dealing	• disclosure matters
• reporting of any breaches of company policies and applicable laws

Interested parties may request a copy of the Code by writing to the Chief Financial Officer, at 461 King Street W., Floor 2, Toronto, Ontario M5V 1K4 or may obtain a copy under the Corporation’s profile on SEDAR, online at www.sedar.com.

In keeping with the reporting requirements contained within the Code, employees are encouraged to report any instance of non-compliance with the Code to the CEO or CFO and in certain instances the Audit Committee. The Board periodically reviews the Corporation’s policies, including the Code and may revise and update the Code on an annual basis. All new Directors, officers and employees of the Corporation and any subsidiaries, as well as consultants and contract workers who perform work on behalf of the Corporation, are advised of the Code and its importance.

The Corporation is governed by the provisions of the OBCA. Pursuant to the OBCA, a Director or officer of the Corporation must disclose in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested Director cannot vote on any resolution to approve the contract or transaction, subject to certain limited exceptions.

Committees of the Board

Audit Committee

The Audit Committee is currently comprised of three Directors, Ms. Basian (Chair), and Messrs. Duet and Levesque. All members of the Audit Committee are financially literate for purposes of National Instrument 52-110 – Audit Committees ("NI 52-110"). Each of Ms. Basian and Messrs. Duet and Levesque are independent for purposes of NI 52-110. If elected at the Meeting, it is expected that Ms. Basian (as Chair) and Messrs. Duet and Levesque will be appointed to the Audit Committee.

The responsibilities and operation of the Audit Committee are set out in the Corporation’s Audit Committee Charter, the text of which is included as Appendix "E" hereto.

The relevant education and experience of each member of the Audit Committee, and proposed members of the Audit Committee subsequent to the Meeting, is provided above, under the heading "Director Nominees of The Flowr Corporation".

The Audit Committee has the authority to pre-approve non-audit services which may be required from time to time, as set forth in the Audit Committee charter.

In accordance with NI 52-110, the Audit Committee will, from time to time, implement and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In this regard, the Corporation has established a reporting policy, which is contained within the Code.

A summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31 is set out below:

Fiscal Year	Audit Fees	Audit-Related	Tax Fees	All Other Fees	Total
		Fees
2018	$81,000	$38,500	$27,000	$21,950	$162,450
2017[1]	$51,000	$7,500	$27,000	$110,501	$196,001

Notes:
____________________________
1	These are the fees incurred by The Needle Capital Corp. prior to the completion of the Qualifying Transaction and also include fees incurred by The Flowr Corporation, the private corporation, that completed the Qualifying Transaction with The Needle Capital Corp., as MNP LLP acted as auditor for both entities.

Nominating and Corporate Governance Committee

The NCGC is comprised of three Directors, Ms. Basian and Messrs. Duet and Levesque (Chair). The relevant education and experience of each proposed member of the NCGC is provided above, under the heading "Director Nominees of The Flowr Corporation". If elected at the Meeting, Ms. Basian and Messrs. Duet and Levesque (as Chair) will be appointed to the NCGC, and therefore the NCGC will be comprised of all independent Directors for the purposes of NI 58-101.

The NCGC oversees the Corporation’s approach to corporate governance matters. A copy of the NCGC’s Charter is located on the Corporation’s website at www.flowr.ca, which is not incorporated by reference herein.

The mandate of the NCGC includes:

  identifying qualified individuals to serve as members of the Board, including incumbent Directors;
  recommending candidates for election or re-election, including persons to fill newly created Director positions or Board vacancies;
  recommending Directors for committee membership;
  leading the Board in its annual self-evaluation;
  orienting and developing Board members; and
  developing and monitoring the Corporation’s corporate governance guidelines.

Any recommendation made by the NCGC will be presented to the Board for approval to ensure additional oversight of the process.

Human Resources and Compensation Committee

The HRCC is comprised of three Directors, Ms. Basian and Messrs. Duet (Chair) and Levesque. If elected at the Meeting, Ms. Basian and Messrs. Duet (as Chair) and Levesque will be appointed to the HRCC, and therefore the HRCC will be comprised of all independent Directors for the purposes of NI 58-101.

The members of the HRCC will be appointed annually by the Board, and each member of the HRCC will serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. In addition to the education and experience of each member of the HRCC provided above, under the heading "Director Nominees of The Flowr Corporation", the members of the HRCC have the following (i) direct experience relevant to their responsibilities on the HRCC in determining executive compensation and (ii) skills and experience that enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices:

  Ms. Basian: as CFO and SVP Operations at 724 Solutions (SVNX:TO) Ms. Basian led Human Resources. She is also currently the Chairman of the Human Resources & Compensation Committee of goeasy (GSY:TO);

  Mr. Duet: is currently the CEO and Founder of Concourse, where matters relating to executive compensation are overseen by Mr. Duet. Mr. Duet was also formerly an executive and Board member of Vapor.io, where Mr. Duet was involved in compensation related matters and decision making. In addition, during his tenure with Goldman Sachs, Mr. Duet gain key insights into compensation related matters at both the regional and global level.; and

  Mr. Levesque: is currently a member of the board of directors of Imperial Ginseng Products Ltd. (TSX-V) and Bluewater Acquisition Corp. (TSX-V), where matters relating to executive compensation are addressed and reviewed. Mr. Levesque is also the Chairman and Chief Executive Officer of Qwest Investment Management Corp., where Mr. Levesque has direct oversight over compensation related matters.

Although the HRCC is comprised entirely of independent Directors, any recommendations of the HRCC must be approved by the Board to ensure an objective process for determining the compensation of its Directors and NEOs.

A copy of the HRCC Charter is located on the Corporation’s website at www.flowr.ca, which is not incorporated by reference herein. To fulfil its responsibilities and duties in developing the Corporation’s approach to compensation issues, the HRCC shall:

  Review and approve corporate goals and objectives relevant to compensation of the CEO and evaluate the performance of the CEO in light of these corporate goals and objectives.

  Review corporate goals and objectives relevant to compensation of the NEOs (other than the CEO), and other direct reports of the CEO as approved by the CEO and receive a report annually from the CEO of the performance those NEOs and other direct reports against such corporate goals and objectives.

  Ensure that the Corporation’s security-based compensation plans and all amendments to such plans which require the approval of the Shareholders are approved by the Board and by Shareholders, as may be required.

  Approve and evaluate performance measures for executive incentive plans.

  Review any proposed disclosure of executive compensation. Without limiting the foregoing, annually review any report on executive compensation (including any discussion or analysis thereof) and recommend to the Board that it be included in the Corporation’s annual report, management information circular or other documents prepared for an annual meeting of Shareholders.

Position Descriptions

The Board has not developed written position descriptions for the Chairman, the Lead Independent Director or the chairs of the committees of the Board. The responsibilities of the Chairman and the Lead Independent Director include leadership of the Board and its efficient organization and operation.

Each committee chair is responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.

Timely Disclosure, Confidentiality and Insider Trading Policy

The Board has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy designed to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the public in accordance with all applicable legal and regulatory requirements. It is applicable to all persons in a special relationship with the Corporation. The Timely Disclosure, Confidentiality and Insider Trading Policy prohibits selective disclosure of material information regarding the Corporation or its business. In addition, the Timely Disclosure, Confidentiality and Insider Trading Policy addresses securities trading matters, and provides for trading blackout periods and quiet periods.

Directors’ and Officers’ Liability Insurance

The Corporation annually renews and purchases insurance coverage for Directors’ and Officers’ liability. The current term (September 20, 2018 to September 20, 2019) premium of approximately $136,500 covers Directors’ and officers’ liability for an aggregate limit as set forth in the policy. The policy provides for deductibles ranging from $nil to $25,000 depending upon the nature of the claim. There is no deductible for any claim made by a Director or officer when indemnification has not been granted. This premium is paid entirely by the Corporation.

The Corporation indemnifies Directors and officers of the Corporation ("Indemnified Persons") for the full amount of any cost reasonably incurred by an Indemnified Person in connection with any proceeding that may be made or asserted against or affect an Indemnified Person or in which an Indemnified Person is required by law to participate or in which an Indemnified Person participates at the request of the Corporation if it relates to, arises from or is based on an Indemnified Person’s service in an indemnified capacity.

AUDITOR

Flowr’s current auditors are MNP, LLP, Chartered Professional Accountants, 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario L5B 3C2. MNP LLP, Calgary, Alberta was first appointed auditors of The Needle Capital Corp. on November 3, 2016 and MNP, Mississauga, Ontario were appointed auditors of The Flowr Corporation, the private corporation that completed the Qualifying Transaction with The Needle Capital Corp., on January 24, 2018.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not to any substantial degree performed other than by the Directors and officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR, online at www.sedar.com. Financial information relating to the Corporation is provided in the Financial Statements and the accompanying management’s discussion and analysis for the Corporation’s most recently completed financial year. Copies of the Financial Statements and the related management’s discussion and analysis for the most recently completed financial year are available to anyone, upon request to the Chief Financial Officer of the Corporation at 461 King Street W., Floor 2, Toronto, Ontario M5V 1K4, and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR, online at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to Shareholders have been approved by the Board.

Dated this 9th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF
THE FLOWR CORPORATION

By:	<Signed> "Steve Klein"
	Name:	Steve Klein
	Title:	Chairman and Chief Strategy Officer

APPENDIX "A" - STOCK OPTION PLAN, AS AMENDED

AMENDED AND RESTATED
STOCK OPTION PLAN

The Flowr Corporation (the "Corporation") hereby adopts this Amended and Restated Stock Option Plan (the "Plan") for Eligible Participants of the Corporation and its Subsidiaries.

ARTICLE 1
PURPOSE

The purpose of the Plan is to attract, retain and motivate Eligible Participants, and to advance the interest of the Corporation and its Subsidiaries by affording such Eligible Participants with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

ARTICLE 2
INTERPRETATION

2.1	Definitions

In this Plan, the following terms have the following meanings:

(a)

"Applicable Laws" means the requirements relating to the establishment and operation of stock option plans and the issue and/or transfer of shares under any applicable securities and other laws or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange (including but not limited to the TSXV) having jurisdiction or authority over the securities of the Corporation or its Subsidiaries or the Plan, in any country or jurisdiction in which Options are granted to Optionees and/or in which Optionees reside at the date of exercise of their Options;

	(b)	"Blackout Period" means the blackout period of the Corporation pursuant to the Corporation’s policies during which the trading of Shares is prohibited;

	(c)	"Board" means the Board of Directors of the Corporation;

	(d)	"Business Day" means any day other than a Saturday or Sunday on which banks are open for business in the city of Toronto, Ontario;

(e)

"Cause" means (i) any act or omission of the Optionee which, pursuant to Applicable Laws constitutes a serious reason for termination of employment or services; or (ii) as specified in such Optionee’s employment or services agreement with the Corporation or a Subsidiary;

(f)

"Eligible Participant" means (subject to any Applicable Laws) a full-time or part- time employee of the Corporation or a Subsidiary, director, officer, consultant or advisor of the Corporation or a Subsidiary (for so long as such Person holds any such position, excluding any period of statutory, contractual or reasonable notice of termination of employment or deemed employment), and the Corporation and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant; provided, however, that a consultant or advisor shall not be an Eligible Participant unless such consultant or advisor is an individual that provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for Corporation’s securities.

(g)

"Flowr ULC Shares" means the class A preferred shares in the capital of The Flowr Canada Holdings ULC, a subsidiary of the Corporation, exchangeable for Class B preferred shares in the capital of the Corporation (or following completion of the Transaction, common shares in the capital of The Needle Capital Corp.) at any time at the option of the holder;

(h)

"Good Reason" means any of the following that results in the Optionee’s voluntary resignation of employment or services within 30 days of the occurrence thereof: (a) a reduction by the Corporation of at least 20% in the Optionee’s annual base salary or other annual remuneration, or (b) a breach by the Corporation of any material obligation under any employment or services agreement with an Optionee, as applicable, that remains not remedied 10 days after the Optionee provides written notice thereof to the Corporation, or (c) a change by the Corporation in the Optionee’s principal work or services location more than 100 kilometers; provided, that in no event will the Optionee be deemed to have resigned for Good Reason unless: (i) the action described in the preceding clause (a) or (c), as applicable, was performed without the consent of the Optionee; (ii) the Optionee has given written notice to the Corporation stating that he/she is invoking a "Resignation for Good Reason," stating the specific circumstances the Optionee claims to constitute Good Reason; and (iii) the Corporation fails to reasonably cure such circumstances within 10 days following receipt of such notice;

(i)

"Incapacity" means any medical condition whatsoever (including physical or mental illness) which leads to the Optionee’s absence from his job function for a continuous period of six months without the Optionee being able to resume functions on a full time basis at the expiration of such period and which, in light of the position held by the Optionee, the Board determines would cause undue hardship to the Corporation which cannot be accommodated; and unsuccessful attempts to return to work for periods of less than 15 days shall not interrupt the calculation of such six month period;

(j)	"Insider" has the meaning ascribed thereto pursuant to the rules and regulations of the TSXV;

(k)	"Market Price" means:

(i)

the closing price of the Shares on the TSXV or such other stock exchange on which the Shares may then be listed and primarily traded on the Business Day prior to the date the Option is granted or prior to the date of the applicable event for which pricing is required herein, as applicable, or such other price as is permitted pursuant to the rules and regulations of the TSXV or such other stock exchange on which the Shares may then be listed and primarily traded; or

(ii)

if the Shares or any other security in respect of which a determination of Market Price is being made are not listed on any stock exchange, the Market Price shall be determined by the Board, acting reasonably and in good faith, which determination shall be conclusive;

(l)	"Option" means the right to purchase Shares granted under the Plan pursuant to the terms and conditions of an Option Certificate;

(m)	"Optionee" means an Eligible Participant who holds Options granted under the Plan pursuant to an Option Certificate;

(n)

"Option Certificate" means the certificate issued by the Corporation evidencing the grant of an Option to an Eligible Participant and the terms and conditions of such Option substantially in the form of Schedule 4.4 hereto;

(o)	"Option Price" means the purchase price per Optioned Share determined in accordance with Section 5.1;

(p)	"Optioned Shares" means the Shares which may be purchased by an Optionee pursuant to an Option;

(q)

"Person" means a natural person, partnership, limited partnership, limited liability partnership, a corporation, joint stock company, trust, estate, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning;

(r)	"Plan" means this Amended and Restated Stock Option Plan;

(s)	"Shareholder" means a holder of Shares;

(t)

"Shares" means the common shares in the capital of the Corporation or, in the event of any adjustment contemplated by Section 3.2, the shares or other securities in the capital of the Corporation or other Person to which an Optionee may be entitled upon the exercise of any Options pursuant to such adjustment;

(u)	"Subsidiary" has the meaning set forth in the Business Corporations Act (Ontario);

(v)

"Termination Date" means the date on which an Optionee ceases to be an Eligible Participant as a result of a termination of employment or services with the Corporation or a Subsidiary for any reason, including death, Incapacity, retirement, resignation (with or without Good Reason) or Cause. For the purposes of the Plan, an Optionee’s employment with, or provision of services to, the Corporation or a Subsidiary shall be considered to have terminated, (i) in the case of death, retirement, resignation (with or without Good Reason) or Cause, effective on the last day of the Optionee’s actual and active employment with, or provision of services to, the Corporation or a Subsidiary whether such day is selected by agreement with the individual, unilaterally by the Corporation or the Subsidiary and whether with or without advance notice to the Optionee, or (ii) in the case of an Incapacity of the Optionee, the effective date of termination as specified in the written notice from the Corporation or its Subsidiary to such Optionee. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable laws in respect of such termination of employment that follows or is in respect of a period after the Optionee’s last day of actual and active employment shall be considered as extending the Optionee’s period of employment for the purposes of determining his entitlement under the Plan;

(w)

"Transaction" means the series of transactions through which the businesses of The Flowr Corporation and The Needle Capital Corp. will be combined pursuant to the business combination agreement dated August 27, 2018 between the Corporation and The Needle Capital Corp.;

(x)

"Trigger Event" means: (a) the sale by the Corporation of all or substantially all of its assets; (b) the acceptance by the Shareholders, representing in the aggregate fifty percent (50%) or more of all of the issued Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares; (c) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person’s then- owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) fifty percent (50%) or more of the combined voting rights attached to the then-outstanding Shares; (d) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; (e) the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re- arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or (f) the circumstance in which individuals who were members of the Board immediately prior to a meeting of the Shareholders involving a contest for the election of directors no longer constitute a majority of the Board following such election; and

(y)	"TSXV" means the TSX Venture Exchange, or any primary successor exchange on which the Shares are posted for trading.

2.2	Gender and Number

Any reference in this Plan to gender shall include all genders and words importing the singular number only shall include the plural and vice versa.

2.3	Headings

The division of the Plan into subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the plan.

2.4	Schedules

The schedules and appendices to the Plan form an integral part of the Plan and any reference to the "Plan" herein shall include reference to such schedules and appendices, as applicable.

ARTICLE 3
SHARES RESERVED FOR ISSUANCE

3.1	Maximum Shares Reserved

Subject to adjustment as provided under Section 3.2, the maximum number of Shares issuable upon the exercise of all Options granted under the Plan shall not exceed, in the aggregate, 10% of the issued and outstanding a) common shares of the Corporation and b) Flowr ULC Shares, from time to time. For purposes of clarity, the maximum number of Shares reserved and set aside for issue under this Plan and under Flowr’s long-term incentive plan shall not exceed 20% of the Shares and Flowr ULC Shares. Options shall not be granted under the Plan for a number of Shares in excess of the maximum number of Shares reserved for issuance. Notwithstanding the foregoing, and subject to Applicable Law, if any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of the Option that has expired or terminated shall again be available for issuance under the Plan.

3.2	Adjustment of Options

The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

If there is a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, reclassification, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject where required to the prior approval of the TSXV, appropriate substitution or adjustment in (a) the number or kind of Shares or other securities reserved for issuance pursuant to the Plan, and (b) the number and kind of Shares or other securities subject to unexercised Options theretofore granted and in the exercise price of such securities.

No fractional Shares shall be issued upon the exercise of an Option. If, as a result of any adjustment under this Section 3.2 an Optionee would be entitled to a fractional Share, the Optionee shall have the right to acquire only the adjusted number of full Shares rounded down to the next full Share and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

 ARTICLE 4
GRANT OF OPTIONS

4.1	Grant of Options

The Corporation may grant to any Eligible Participants designated by the Board one or more Options at an Option Price over such whole number of Optioned Shares as the Board decides.

4.2	Period for granting Options

Subject to Applicable Law, Options may be granted at any time that the Board thinks appropriate except that no Option shall be granted after the termination of the Plan or at any time when any Eligible Participant is prohibited from being granted an Option under any dealing restrictions contained in any Applicable Laws to which the Corporation and/or the Eligible Participant is subject.

4.3	Approvals and Consents

The grant of an Option will be subject to obtaining any approval or consent required under the provisions of any Applicable Laws.

4.4	Option Certificate

Each Option granted by the Board shall be evidenced by an Option Certificate between the Optionee and the Corporation substantially in the form attached as Schedule 4.4 with such amendments as are approved by the Board, or such other form as may be acceptable to the Board, which shall be subject to the terms and conditions of the Plan and to such other terms and conditions as set out in the Option Certificate as the Board may deem appropriate.

4.5	Options Personal to Optionee

An Option is personal to the Optionee to whom it is granted. Except to the extent specifically authorized by the Board or contemplated herein, an Option, part of an Option or any rights in respect of an Option may not be sold, transferred, assigned, pledged, hypothecated, charged or otherwise encumbered or disposed of. Option(s) held by an Optionee may be transmitted to the administrator, liquidator or executor of the Optionee’s estate. Options shall not be assignable or transferable by the Optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Optionee.

4.6	Disclaimer of Options

An Optionee may disclaim an Option, in whole or in part, in writing to the Corporation within 30 days after the Date of Grant. No consideration will be paid for the disclaimer of an Option. To the extent that an Option is disclaimed it will be deemed never to have been granted.

4.7	Listing Conditions

Each Option is subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Optioned Shares upon any securities exchange or under any Applicable Law, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the exercise of such Option or the issuance or purchase of Optioned Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Furthermore, as a condition of receiving any Option, the Optionee agrees to comply with all Applicable Laws and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such Applicable Laws. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.8	Limitations on Option Grants

Notwithstanding any other provision of this Plan, unless disinterested Shareholder approval is obtained in accordance with the policies of the TSXV, the aggregate number of Options:

	(a)	granted to any one Eligible Participant in a 12 month period shall not exceed 5% of the issued and outstanding Shares and Flowr ULC Shares;

	(b)	granted to any one Eligible Participant that is a consultant of the Corporation or a Subsidiary in a 12 month period shall not exceed 2% of the issued and outstanding Shares and Flowr ULC Shares;

	(c)	granted to all Persons retained to provide investors relations activities in a 12 month period shall not exceed 2% of the issued and outstanding Shares and Flowr ULC Shares;

(d)

granted to all Persons retained to provide investors relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than 1\4 of the options vesting in any 3 month period; and

	(e)	granted to the Insiders of the Corporation as a group shall not exceed 10% percent of the issued and outstanding Shares and Flowr ULC Shares.

4.9	Hold Period

All Options granted hereunder may be subject to and legended with a four month hold period commencing on the date the Options were granted pursuant to the rules of the Exchange and applicable securities laws. Without limiting the generality of the foregoing, in the event that Options are granted to officers or directors, or at a discount to Market Price as permitted by the TSXV, the following legend will appear on the Option Certificate:

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS FOUR MONTHS AND A DAY FROM THE GRANT DATE]

ARTICLE 5
OPTION PRICE

5.1	Option Price

The Option Price per Optioned Share at the time any Option is granted shall be a price not lower than the Market Price per Share as determined by the Board, or such lower price permitted by the policies of the TSXV.

ARTICLE 6
TERMS OF OPTION CERTIFICATE

6.1	Option Certificate

Unless otherwise modified by the Board generally or in regard to specific Options, and subject to any Applicable Law, each Option Certificate shall have the following terms:

	(a)	Subject to Article 12, the term of any Option shall not be greater than 10 years from the date of the grant;

	(b)	Options shall be exercisable if vested in accordance with Section 7.1, except as otherwise provided herein or in the Option Certificate;

	(c)	to the extent the right to purchase Optioned Shares has vested, Options shall be exercisable in accordance with Section 8.1, except as otherwise provided herein or in the Option Certificate;

(d)

an Option Certificate may not be assigned or transferred by any Optionee and shall be exercisable only by the Optionee, subject to Sections 9.1(a) and 4.6, with respect to the death of an Optionee; and

	(e)	the exercise of any Option will be contingent upon receipt by the Corporation of payment of the full Option Price of such Optioned Shares.

ARTICLE 7
VESTING

7.1	Vesting Specified in the Option Certificate

Except as otherwise set forth in this Plan, an Optionee’s right to purchase the Optioned Shares shall vest on such dates and only in respect of such number of Optioned Shares as specified in the relevant Option Certificate.

ARTICLE 8
EXERCISE OF OPTIONS

8.1	Exercise of Options

Options shall be exercisable at any time and from time to time as specified in the Option Certificate as to all or any lesser number of the Optioned Shares in respect of which the Optionee’s right to purchase Optioned Shares has vested.

8.2	Manner of Exercise

Options that have vested shall be exercised by written notice to the Corporation in the manner provided in Section 14.1 and in the form required by the Corporation, if any, specifying the number of Optioned Shares in respect of which such Option is then being exercised (the "Notice") and such notice shall be accompanied by a certified cheque, bank draft, or wire transfer in respect of the then applicable Option Price per Optioned Share being exercised.

8.3	Issuance of Shares

Subject to Section 8.4, following the exercise of the Option, the Corporation shall take all actions reasonably necessary to issue such Optioned Shares to the Optionee.

8.4	Obligation to Issue Shares

The Corporation’s obligation to issue Optioned Shares to an Optionee pursuant to the exercise of an Option may be subject to:

(a)

completion of such registration or other qualifications of such Optioned Shares or obtaining approval of such governmental authority or stock exchange as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale of the Optioned Shares;

(b) the receipt of full payment for the Optioned Shares;

(c) the admission of such Optioned Shares to listing on any stock exchange on which the Shares may be listed or proposed to be listed; and

(d) the receipt from the Optionee of such representations, agreements and undertakings as to future dealings in such Optioned Shares as may be necessary to comply with Applicable Laws.

ARTICLE 9
TERMINATION OF EMPLOYMENT OR SERVICE OF OPTIONEE

9.1	Termination Event

(a)

Unless otherwise provided hereunder or in the Option Certificate or as otherwise determined by the Board in its sole discretion, in the event of termination as a result of retirement, Incapacity or death of an Optionee, the Optionee (or the administrator, executor or liquidator of the Optionee’s estate):

(i)

may exercise any Options to the extent that the Options were exercisable at the Termination Date and the right to exercise such Options terminates on the earlier of: (i) in the case of Optionee’s death or Incapacity, the date that is 180 days after the Termination Date, and in the case of Optionee’s retirement, the date that is 120 days after the Termination Date; (ii) the date on which the particular Option expires pursuant to this Plan; and (iii) the date determined by the Board in the event of a Trigger Event, provided that if an Optionee (or his legal representative) does not exercise his Options on or prior to such date, such Options shall immediately expire and are cancelled on such date. Any Options held by the Optionee that were not exercisable at the Termination Date immediately expire and are cancelled on such date; and

		(ii)	such Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

(b)

Unless otherwise provided hereunder or in the Option Certificate, or as otherwise determined by the Board in its sole discretion, in the event of termination without Cause or resignation for Good Reason (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), then any Options held by Optionee that are exercisable at the Termination Date, continue to be exercisable by Optionee until the earlier of: (i) the date that is 30 days after the Termination Date; and (ii) the date on which the particular Option expires pursuant to this Plan; and (iii) the date determined by the Board in the event of a Trigger Event, provided that if an Optionee does not exercise his Options on or prior to such date, such Options shall immediately expire and are cancelled on such date. Any Options held by Optionee that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

(c)

Unless otherwise provided hereunder or in the Option Certificate, in the event of Termination by reason of (i) Cause or (ii) resignation by Optionee, other than for Good Reason, then any Options held by the Optionee, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date or at a time as may be determined by the Board, in its sole discretion.

	(d)	In no event can an Optionee’s Options be exercisable after the date that is one year after the Termination Date.

ARTICLE 10
SHAREHOLDER RIGHTS

10.1	Shareholder Rights

An Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Optionee shall from time to time duly exercise an Option and become a Shareholder.

ARTICLE 11
TRIGGER EVENT

11.1	Trigger Event

(a)

Notwithstanding any other provision of this Plan, in the event of an actual or potential Trigger Event, the Board may, in its discretion, without the necessity or requirement for the agreement of any Eligible Participant, but subject always to the prior written approval of the TSXV: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Option; (ii) permit the conditional exercise of any Option, on such terms as it sees fit; (iii) otherwise amend or modify the terms of the Option, including for greater certainty permitting Eligible Participants to exercise any Option, to assist the Eligible Participants to tender the underlying Shares to, or participate in, the actual or potential Trigger Event or to obtain the advantage of holding the underlying Shares during such Trigger Event; and (iv) terminate, following the successful completion of such Trigger Event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such Trigger Event. The determination of the Board in respect of any such Trigger Event shall for the purposes of this Plan be final, conclusive and binding.

(b)

Notwithstanding any other provision of this Plan, in the event that: (i) an actual or potential Trigger Event is not completed within the time specified therein; or (ii) all of the Shares subject to an Option that were tendered by an Eligible Participant in connection with an actual or potential Trigger Event are not taken up or paid for by the offeror in respect thereof, then the Board may, in its discretion, without the necessity or requirement for the agreement of any Eligible Participant, permit the Shares received upon such exercise, or in the case of subparagraph (ii) above the Shares that are not taken up and paid for, to be returned by the Eligible Participant to the Corporation and reinstated as authorized but unissued Shares and, with respect to such returned Shares, the related Options may be reinstated as if they had not been exercised and the terms for such Options becoming vested will be reinstated pursuant to this Section 11.1. If any Shares are returned to the Corporation under this Section 11.1, the Corporation will immediately refund the exercise price to the Eligible Participants for such Shares

ARTICLE 12
BLACKOUT PERIODS

12.1	Blackout Periods

(a)

The expiration of the term of an Option will be the later of a date set out in the Option Certificate or a date after such expiration date should such date fall within or immediately after a Blackout Period, if applicable, provided that:

		(i)	the Blackout Period is formally self-imposed by the Corporation as a result of the bona fide existence of undisclosed material information;

(ii)

the Blackout Period must expire upon the general disclosure of the undisclosed material information and the period of time provided to exercise the Option after the lifting of the Blackout Period cannot be more than 10 Business Days;

		(iii)	the foregoing extension will not be permitted where the Eligible Participant or the Corporation is subject to a cease trade order in respect of the Corporation’s securities; and

		(iv)	all Eligible Participants under the Plan are eligible for the extension, under the same terms and conditions.

(b)

For certainty, if a Blackout Period is in effect, this means that the maximum term of an Option that would otherwise expire during such Blackout Period is 10 years, plus the length of the Blackout Period, plus 10 Business Days.

ARTICLE 13
TERMS AND CONDITIONS OF OPTIONS GRANTED TO U.S. PARTICIPANTS

13.1	This Article 13 applies only to U.S. Participants. In this Article 13, the following words and phrases shall have the following meanings:

	(a)	"Code" means the U.S. Internal Revenue Code of 1986, as amended.

(b)

"Disability" means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months. The preceding definition of the term "Disability" is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)

"Fair Market Value" means (i) the closing price of the Shares on the TSXV or such other stock exchange on which the Shares may then be listed and primarily traded on the Business Day prior to the date the Option is granted or prior to the date of the applicable event for which pricing is required herein, as applicable; or (ii) if the Shares are not listed on any stock exchange, Fair Market Value shall be determined by the Board, acting reasonably and in good faith and in accordance with the principles under section 409A of the Code and applicable guidance thereunder.

(d)

"Grant Date" means, for purposes of Articles 13 and 14, the date on which the grant of an Option becomes effective by the Corporation completing the actions necessary to grant the Option and creating a legally binding right in the Optionee, including specifying the Optionee, the number of Shares subject to the Option granted to such Optionee, and the Option Price of the Option.

	(e)	"Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" pursuant to section 422 of the Code.

	(f)	"Non-qualified Stock Option" means an Option that is not an Incentive Stock Option.

(g)

"Parent" means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, if at the time of granting the option, each of the corporations other than the Corporation owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term "Parent" is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(h)

"Subsidiary" means any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, if at the time of granting the option, each corporation (other than the last corporation) in such chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term "Subsidiary" is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

	(i)	"U.S. Employee" means an Eligible Participant who is an employee of the Corporation (or of any Subsidiary) for purposes of section 422 of the Code.

(j)

"U.S. Participant" means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and such other Optionees to the extent their Options awarded under the Plan are subject to U.S. federal income tax under the Code.

(k)

"10% Shareholder" means any Person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than 10% of the total combined voting power of all classes of stock of the Corporation (or of any Parent or Subsidiary).

13.1

Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will be undertaken in accordance with section 409A of the Code on a basis consistent with the regulations thereunder, to the extent applicable.

13.2

Except as otherwise provided in this Section 13.3, the Option Price will be not less than 100% of the Fair Market Value of a Share on the applicable Grant Date but (i) the Board may designate an Option Price below the Fair Market Value of a Share on the Grant Date if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Corporation or a Subsidiary if the number of Shares covered by the Option and the Option Price are proportionately adjusted in a manner compliant with the Treasury Regulations issued under Section 409A of the Code; and (ii) the Board may grant an Option with the Option Price less than 100% of the Fair Market Value on the applicable Grant Date if such Option otherwise qualifies for exemption from Section 409A of the Code.

13.3

Each Option Certificate with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock Option. If no such specification is made in an Option Certificate, the related Option will be a Non- qualified Stock Option.

13.4

Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 12,155,000 Shares, subject to adjustment pursuant to Section 3.2 of this Plan and in accordance with the requirements of sections 422 and 424 of the Code.

13.5

In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

	(a)	An Incentive Stock Option may be granted only to a U.S. Employee.

(b)

The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Corporation and of any Parent or Subsidiary) will not exceed US$ 100,000 or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Non-qualified Stock Options.

(c)

The Option Price payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable Grant Date but the Option Price payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than 110% of the Fair Market Value of a Share on the applicable Grant Date. Notwithstanding the foregoing, the Board may designate an Option Price below Fair Market Value of a Share on the Grant Date (or 110% of the Fair Market Value on the Grant Date, as applicable) if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Corporation or a Subsidiary if the number of Shares covered by the Option and the Option Price are proportionately adjusted in a manner compliant with the Treasury Regulations issued under section 424 of the Code.

(d)

No Incentive Stock Option may be granted more than 10 years after the earlier of (i) the date on which the Board adopts the Plan (or the most recent amendment and restatement of the Plan as applicable) or (ii) the date on which the Shareholders approve the Plan (or the most recent amendment and restatement of the Plan as applicable).

(e)

An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and 10 years after the applicable Grant Date (or if the Optionee is a 10% Shareholder, five years after the applicable Grant Date).

(f)

If a U.S. Participant has been granted an Incentive Stock Option and ceases to be a U.S. Employee, then, to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option. The limitations below are not intended to extend the term of an Option as set forth in the Plan or any applicable Option Certificate. The limitations below merely reflect the period during which an Option intended to be an Incentive Stock Option must be exercised (assuming it otherwise could be exercised during such period) in order retain Incentive Stock Option tax treatment.

(i)

To retain its Incentive Stock Option status, an Incentive Stock Option of a U.S. Participant who ceases to be a U.S. Employee due to Disability must be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination due to Disability) by such U.S. Participant (or the U.S. Participant’s Guardian) within one year following the date of termination due to Disability (but in no event beyond the term of such Incentive Stock Option).

(ii)

To retain its Incentive Stock Option status, an Incentive Stock Option of a U.S. Participant who ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).

(iii)

An Incentive Stock Option of a U.S. Participant who ceases to be a U.S. Employee by reason of death can be exercised by the estate in accordance with the terms of the Plan and applicable Option Certificate during the period specified in the Plan or the applicable Option Certificate without loss of Incentive Stock Option treatment.

For greater clarity, under no circumstances shall the above limitations with respect to the period of time in which an Incentive Stock Option must be exercised to retain its status as an Incentive Stock Option be construed to extend the time during which an Option may be exercised pursuant to its terms as set forth in the Plan or applicable Option Certificate

If an Incentive Stock Option ceases to be an Incentive Stock Option by virtue of failure to timely exercise the Option as described above, but the Option remains exercisable pursuant to its terms, the Option will be treated as a Non-qualified Stock Option and the provisions set forth in the Plan or the Option Certificate will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 13.6(f), the employment of a U.S. Participant holding an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Corporation that does not exceed 90 days in the aggregate but if re-employment upon the expiration of any such leave is guaranteed by contract or applicable law, such 90 day limitation will not apply, or (b) a transfer from one office of the Corporation (or of any Parent or Subsidiary) to another office of the Corporation (or of any Parent or Subsidiary) or a transfer between the Corporation and any Parent or Subsidiary.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)

An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

13.6

If this Plan is not approved by the Shareholders as required by Section 422 of the Code within 12 months after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Non-qualified Stock Option.

ARTICLE 14
CALIFORNIA OPTIONS

Notwithstanding any other provision of this Plan, the provisions of this Article 14 shall apply to any Option granted or proposed to be granted to a resident of California, unless such Option is otherwise exempt from the applicable securities laws of California (a "California Option").

14.1	Maximum Grant and Exercise Periods

A California Option may not be exercised more than 10 years after the Grant Date. No California Option shall be granted to such a Participant after ten years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval.

14.2	Post-Termination Exercise Period

Unless employment is terminated for cause as defined by applicable law, the terms of the Plan or Option Certificate or a contract of employment, the right to exercise a California Option in the event of termination of employment of the Optionee, to the extent that the Optionee is entitled to exercise on the date employment terminates, continues until at least the earlier of the expiration of the term of the California Option under the Plan or applicable Option Certificate or:

(a)	at least six months from the date of termination, if termination was caused by death or disability; or

(b)	at least 30 days from the date of termination, if termination was caused by other than death or disability.

14.3	Shareholder Approval.

The Plan or any increase in the maximum aggregate number of common shares issuable thereunder as provided in Section 3.1 (the "Authorized Shares") shall be approved by a majority of the outstanding securities of the Corporation entitled to vote by the later of (a) a period beginning twelve (12) months before and ending twelve (12) months after the date of adoption thereof by the Board or (b) the first issuance of any security pursuant to the Plan in the State of California (within the meaning of Section 25008 of the California Corporations Code). Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of security holder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such Awards shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, a foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.3b-4), shall not be required to comply with this section 14.3 provided that the aggregate number of persons in California granted options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

ARTICLE 15
AMENDMENTS

15.1	Amendments to the Plan

(a)

Subject to Section 15.1(b), the Board reserves the right to amend or modify the Plan as follows at any time if and when it is deemed advisable in its absolute discretion, subject to the prior written approval of the TSXV and obtaining shareholder approval, if applicable, and each Optionee hereby consents to any such change. Such changes are:

(i)

minor changes of a "housekeeping nature" which includes amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(ii)

amending Options issued under the Plan, including with respect to the period for exercising options (provided that the period during which an option is exercisable does not exceed the time period set out in Section 6.1(a) (subject to Article 12) and that such option is not held by an Insider), vesting period, exercise method and frequency, Option Price (provided that such Option is not held by an Insider) and method of determining the Option Price, assignability and transfer and effect of termination of an Optionee’s employment or provision of services or cessation of an Optionee’s directorship;

(iii)

accelerating vesting or extending the expiration date of any Option, (provided that such option is not held by an Insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

	(iv)	in order to enable the Corporation to consummate a Trigger Event; and

	(v)	in order to comply with any requirements of all applicable regulatory authorities or stock exchange.

(b)

Subject to Applicable Law, the following amendments to the Plan or to Options issued pursuant to the Plan shall not be made without prior approval of the TSXV and approval of the Shareholders (such approval to exclude, in certain circumstances, the votes of Insiders in accordance with the rules of the TSXV):

	(i)	changing the class of Eligible Participants eligible to participate under the Plan;

	(ii)	a reduction in the Option Price of an Option held by an Insider of the Corporation;

	(iii)	an extension of the term of an Option held by an Insider of the Corporation;

	(iv)	an increase in the maximum number of Shares issuable pursuant to Options granted under this Plan;

	(v)	the limitations under this Plan on the number of Options that may be granted to any one Person or any category of Persons;

	(vi)	the maximum term of Options; and

	(vii)	amendments to this Section 15.1.

ARTICLE 16
GENERAL

16.1	Notice

Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, mailed by first class mail, postage prepaid or by facsimile and addressed to the recipient, and if to the Corporation at its principal office and if to the Optionee, at the address indicated in the Option Certificate or at the Optionee’s last known address shown in the records of the Corporation or any Subsidiary. It is the responsibility of the Optionee to advise the Corporation of any change in address, and neither the Corporation nor any Subsidiary shall have any responsibility for any failure by the Optionee to do so. Any Optionee may change his, her or its address from time to time by notice in writing to the Corporation. The Corporation shall give written notice to each Optionee of any change of the Corporation’s address. Any such notice, if mailed, shall be deemed to have been received on the fifth business day next following the date of mailing, if delivered, on the date of delivery and, if sent by facsimile, on the day following receipt of the facsimile.

16.2	Employment and Participation

Nothing contained in the Plan nor any action taken pursuant to the Plan shall confer upon any Optionee any right with respect to employment, engagement to service or in continuance of employment, engagement or service with the Corporation or any of its Subsidiaries or interfere in any way with the right of the Corporation or any of its Subsidiaries to terminate an Optionee’s employment, engagement or service at any time or for any reason. The Plan does not give any Optionee any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Nothing in the Plan or the Optionee’s opportunity to participate in the Plan shall be construed to provide the Optionee with any rights whatsoever to participate or continue to participate in the Plan, or to compensation or damages in lieu of continued participation or the right to participate in the Plan upon the Optionee ceasing to be an Eligible Participant for any reason whatsoever.

16.3	Tax Withholding

The Corporation will withhold from any amount of cash payment (including from any type of employment income or other amounts otherwise payable to an Optionee) made to an Optionee who exercises or surrenders Options an amount sufficient to satisfy all federal, provincial, state and local withholding requirements in respect of income tax, social security, or similar amounts (the "withholding requirements").

In the case of an Option pursuant to which Shares may be delivered and if no cash withholding is performed to satisfy the withholding requirements, the Board will either require that the Optionee or other appropriate person remit to the Corporation an amount sufficient to satisfy the withholding requirements, or make other arrangements satisfactory to the Board with regard to such requirements, prior to the delivery of any shares or removal of restrictions thereon, or may permit the Optionee or such other person to elect at such time and in such manner as the Board provides to have the Corporation hold back from the Shares to be delivered, or to deliver to the Corporation, Shares having a value calculated to satisfy the withholding requirement. The Board may make such Share withholding mandatory with respect to any Option at the time such Option is granted to an Optionee.

16.4	Termination or Suspension of the Plan

The Board at any time may suspend or terminate the Plan. An Option may not be granted under the Plan while the Plan is suspended or after it is terminated.

16.5	Administration

(a)

The Plan shall be administered by the Board, which shall be empowered to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. Subject to Applicable Law and certain amendments for which shareholder approval is required, as set out herein, and the prior written approval of the TSXV, where applicable, the Board shall have the power to:

		(i)	adopt rules and regulations for implementing the Plan;

(ii)

determine and designate from time to time those Persons who shall be eligible to participate in the Plan and to whom Options are to be granted, the number and type of Options to be granted to each such Optionee, the vesting conditions in connection therewith and, subject to Article 4 and Applicable Law, the Option Price;

		(iii)	determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise term;

		(iv)	subject to Article 4 and Applicable Law, change the Option Price under an Option Certificate;

		(v)	interpret and construe the provisions of the Plan;

		(vi)	restrict or limit the Shares and the nature of such restrictions and limitations, if any;

		(vii)	accelerate the exercisability or waive the termination of any Options, based on such factors as the Board may determine;

		(viii)	make exceptions to the Plan in circumstances which the Board determines;

		(ix)	delegate part or all of the authority, powers, discretion or obligations of the Board pursuant to this Plan to a committee of the Board; and

		(x)	take such other steps as it or they determine to be necessary or desirable to give effect to the Plan.

(b)

Any decision or determination made or action taken by the Board arising out of or in connection with the interpretation and administration of the Plan shall be final and conclusive, and the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive.

(c)

No member of the Board or any Person acting pursuant to authority delegated by it, shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such Person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

16.6	No Undertaking or Representation

The Optionees, by participating in the Plan, shall be deemed to have accepted all risks associated with acquiring Shares pursuant to the Plan. The Corporation hereby informs each Optionee that the Options and the Optioned Shares are subject to Applicable Laws. The Corporation, its Subsidiaries and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the continued listing on the TSXV or other market, of any Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Optionee for any loss whatsoever resulting from that Optionee’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Option.

The Optionee (including, if applicable, his legal personal representative) shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or its Subsidiaries. No assets of the Corporation or its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation and/or its Subsidiaries, as applicable, under this Plan. Any and all of the Corporation’s, and if applicable Subsidiaries’, assets shall be, and remain, the general unpledged, unrestricted assets of the Corporation and such Subsidiary.

16.7	Applicable Law

This Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario, without recourse to conflict of laws rules, and the laws of Canada applicable thereto.

16.8	Other Employee Benefits

The amount or value deemed to be or received by an Optionee as a result of the exercise of an Option or as a result of the sale of a Share received or purchased upon an exercise of an Option will not constitute compensation with respect to which any other employee benefits of that Optionee are determined including, without limitation, benefits under any bonus, pension, profit-sharing, insurance and salary continuation plan, nor will it be a basis to calculate any amount of termination or severance after the Optionee’s Termination Date. In the event that the employment of the Optionee is terminated by the Corporation either with or without Cause, and with or without reasonable notice, the Optionee shall have no rights to any particular grants which have been made to him other than as set forth in the Plan or other separate written agreement with the Optionee, and the Optionee will not be entitled to recover damages nor to be paid any benefits or to recover any compensation which the Optionee would or may otherwise have been entitled to under the Plan if the Optionee had remained actively employed by the Corporation. This Plan document and the Option Certificate represent the entire agreement between the Optionee and the Corporation with respect to any and all matters described in it. Neither the Optionee nor the Corporation relies upon or regards as material, any representations or any writing that has not been incorporated into the Plan or the Option Certificate or made part of the Plan or Option Certificate.

16.9	Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any Applicable Law, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith.

16.10	Severability

If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.

16.11	Entire Plan

This Plan constitutes the entire stock option plan for Eligible Participants of the Corporation and its Subsidiaries and supersedes any prior stock option plans for such Eligible Participants.

[Signature Page Follows]

EXECUTED and effective as of _________, 2019.

THE FLOWR CORPORATION

Per: Authorized Signing Officer

APPENDIX "A" - STOCK OPTION PLAN, AS AMENDED

SCHEDULE 4.4
FORM OF OPTION CERTIFICATE

THE FLOWR CORPORATION
AMENDED AND RESTATED
STOCK OPTION PLAN

STOCK OPTION PLAN
OPTION CERTIFICATE
(Non-U.S. Participant)

This Certificate is issued pursuant to the provisions of the The Flowr Corporation (the "Corporation") stock option plan (the "Plan") and evidences that [name] is the holder (the "Optionee") of an option (the "Option") to purchase [number of shares] common shares (the "Shares") in the capital stock of the Corporation at a purchase price of CAD$[exercise price] per Share (the "Option Price").

The Plan provides for the granting of stock options that either (i) are intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or (ii) do not qualify as Section 422 Stock Options ("Non-Qualified Stock Options"). This Option is intended to be a Non-Qualified Stock Option.

Subject to the provisions of the Plan and the Employment Agreement (as defined below):

(a)	the effective date of the grant of the Option is [enter date] ("Effective Date");
(b)	the Option expires at 5:00 p.m. (EST) on [expiry date]; and
(c)	All unvested Options to purchase Shares granted herein shall vest [enter vesting schedule].

To exercise Options, the Optionee must follow the exercise procedures established by the Corporation, as described in Article 8 of the Plan, substantially in the form attached as Appendix "A". Options may be exercised only to the extent they are vested. Payment of the Option Price for the Options may be made as provided in Article 8 of the Plan. Upon exercise of the Options, the Optionee understands that the Corporation may be required to withhold taxes.

The Option and any Shares issued on the exercise of the Option may be subject to escrow requirements, resale restrictions and may be subject to and legended with a four month hold period commencing on the date the Option was granted pursuant to the rules of the TSX Venture Exchange (the "Exchange") and applicable securities laws.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Optionee hereby expressly agrees with the Corporation to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.

Dated this __________ day of _____________, 2019.

THE FLOWR CORPORATION

Per:

__________________________
Authorized Signatory

APPENDIX "A"
THE FLOWR CORPORATION

STOCK OPTION PLAN
EXERCISE NOTICE

TO:	THE FLOWR CORPORATION (the "Corporation")

1. The undersigned (the "Optionee"), being the holder of an option (the "Option") to purchase ________________ common shares of the Corporation (the "Shares") at the exercise price of ______ per Share, hereby irrevocably gives notice, pursuant to the stock option plan of the Corporation (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for ____________ of such Shares.

2. The Optionee tenders herewith a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Option Price of the aforesaid Option, as exercised, and directs the Corporation to issue a share certificate evidencing said Shares in the name of the Optionee to be mailed to the Optionee at the following address:

___________________________________

___________________________________

___________________________________

___________________________________

3. By executing this Exercise Notice, the Optionee hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan or the attached Option Certificate.

4. The Optionee is resident in __________________ [name of state/province].

5. The undersigned Optionee hereby represents, warrants, acknowledges and agrees that the certificate(s) representing the Shares may be subject to and legended with a four month hold period commencing on the date the Options were granted pursuant to the rules of the Exchange and applicable securities laws.

DATED the ________day of ____________________, __________.

Signature of Optionee

APPENDIX "B" – RESOLUTION TO APPROVE STOCK OPTION PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
THE FLOWR CORPORATION

TO APPROVE THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.

the stock option plan, as amended (the "SOP") of The Flowr Corporation (the "Corporation"), attached as Appendix "A" to the Corporation’s management information circular dated May 9, 2019 (the "Circular"), be and the same is hereby approved;

2.

the maximum number of common shares reserved for issuance under the SOP shall not exceed, in the aggregate, 10% of the issued and outstanding (a) common shares of the Corporation and (b) class A preferred shares in the capital of The Flowr Canada Holdings ULC, a subsidiary of the Corporation (which are exchangeable for common shares of the Corporation at any time at the option of the holder) from time to time, provided that the board of directors of the Corporation shall have the right, from time to time, to increase such number of common shares of the Corporation subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of common shares reserved and set aside for issue under the SOP and under Flowr’s long-term incentive plan shall not exceed 20% of the common shares of the Corporation and Flowr Canada Holdings ULC class A preferred shares;

3.	the board of directors of the Corporation be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard;

4.	future shareholder approval of the SOP will be required on or before the first anniversary of the date of approval of this resolution; and

5.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

APPENDIX "C" – LONG TERM INCENTIVE PLAN

THE FLOWR CORPORATION LONG TERM INCENTIVE PLAN

ARTICLE 1

1.1	Purpose, Plan Definitions and Interpretation

1.1.1	The purpose of this Plan (as defined below) is to advance the interests of Flowr (as defined below):

	(a)	through the motivation, attraction and retention of key employees and directors of Flowr; (b) by aligning the interests of Participants (as defined below) with the interests of the shareholders of Flowr generally; and (c) by furnishing Participants with an additional incentive in their efforts on behalf of Flowr.

1.1.2	In this Plan, the following terms have the following meanings:

	(a)	"Account" means a Deferred Share Unit Account or a Restricted Share Unit Account, as applicable;

(b)

"Applicable Law" includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies, rules and by-laws of the Exchange;

(c)

"Applicable Withholding Taxes" means any and all taxes and other source deductions or other amounts which Flowr is required by Applicable Law to withhold from any amounts paid or credited to a Participant under the Plan;

	(d)	"Award" means an award of Deferred Share Units and/or Restricted Share Units under this Plan;

	(e)	"Award Agreement" means the agreement in writing between Flowr and a Participant evidencing the terms and conditions under which an Award has been granted under this Plan;

(f)

"Beneficiary" means, subject to Applicable Law, any person designated by a Participant to receive any amount payable under the Plan in the event of a Participant’s death or, failing designation, the Participant’s estate;

(g)

"Blackout Period" means the period during which the relevant Participant is prohibited from trading in any securities of Flowr due to trading restrictions imposed by Flowr in accordance with its securities trading policies;

	(h)	"Board" means the board of directors of Flowr;

	(i)	"Change of Control" means the occurrence of any one or more of the following events:

(i)

any merger, business combination, consolidation, amalgamation, arrangement or similar transaction in which voting securities of Flowr possessing more than fifty percent (50%) of the total combined voting power of Flowr’s outstanding voting securities are transferred to a person or group of persons acting jointly or in concert different from the persons holding those securities immediately prior to such transaction;

(ii)

any acquisition, directly or indirectly, by a person or group of persons acting jointly or in concert of beneficial ownership of voting securities of Flowr possessing more than fifty percent (50%) of the total combined voting power of Flowr’s outstanding securities;

(iii) a transaction or event that results in the directors of Flowr immediately prior to such transaction or event ceasing to constitute a majority of the Board following such transaction or event;

(iv)	any sale, transfer or other disposition of all or substantially all of the assets of Flowr in one or a series of related transactions;

(v)	a liquidation, dissolution or winding-up of Flowr; or

(vi)	any transaction or series of transactions involving Flowr or any of its affiliates that the Board in its discretion deems to be a Change of Control;

provided however, that a Change of Control shall not be deemed to have occurred if such Change of Control results solely from the issuance, in connection with a bona fide financing or series of financings by Flowr, of voting securities of Flowr or any rights or entitlements to acquire voting securities of Flowr which are convertible into or exchangeable for voting securities. Notwithstanding the foregoing, the determination of "Change of Control" under any employment agreement between a Participant and Flowr shall be determined and administered separately from this Plan;

(j)	"Compensation Committee" means the Human Resources and Compensation Committee or similar committee of the Board, and if no such committee is in place, the Audit Committee of the Board;

(k)	"Consultant" has the meaning given to it in the policies of the Exchange;

(l)	"Date of Grant" of a Unit means the date such Unit is granted to a Participant under the Plan, as evidenced by an Award Agreement between Flowr and the Participant;

(m)	"Deferred Share Unit" or "DSU" means a unit designated as a "Deferred Share Unit" representing the right to receive one Share in accordance with the terms set forth in the Plan;

(n)	"Deferred Share Unit Account" has the meaning set forth in Section 4.1.1;

(o)

"Disability" means, in respect of any Participant, the Participant’s inability, due to debilitating physical incapacity, to substantially perform his or her duties and responsibilities as an employee or director of Flowr for 90 consecutive days or a total of 180 days in any consecutive 12 - month period;

(p)	"DSU Final Payment Date" means, with respect to a Deferred Share Unit granted to a DSU

Participant, December 31 of the calendar year following the calendar year in which the DSU Termination Date occurred;

(q)	"DSU Gross Payment" has the meaning set forth in Section 4.3.2(b)(i);

(r)

"DSU Participant" means a director of Flowr who has been designated by Flowr for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted hereunder;

(s)

"DSU Termination Date" of a DSU Participant means, the day that the DSU Participant ceases to be a director of Flowr for any reason including, without limiting the generality of the foregoing, as a result of Retirement, death, voluntary or involuntary termination without cause, or permanent disability;

(t)	"DSU Whole Shares" has the meaning set forth in Section 4.3.2(c)(i);

(u)

"Eligible Person" means an officer, director, employee or Consultant of Flowr or any of its subsidiaries; provided, however, that a Consultant shall not be an Eligible Person unless such Consultant is an individual that provides bona fide services to Flowr and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for Flowr’s securities;

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(v)

"Exchange" means the TSX Venture Exchange or, if the Shares are not then listed and posted for trading on the TSX Venture Exchange, on such stock exchange in Canada or the United States on which such Shares are listed and posted for trading as may be selected for such purpose by the Board;

(w)	"Extension Period" has the meaning set forth in Section 3.2.2;

(x)

"Fair Market Value" means, with respect to a Share on any date, the weighted average trading price of the Shares on the Exchange for the five days on which Shares were traded immediately preceding that date; provided that if the Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Share as the Board, acting in good faith, may determine;

(y)	"Flowr" or the "Corporation" means The Flowr Corporation and, where the context requires it, includes its subsidiaries, affiliates, successors and assigns;

(z)	"Flowr ULC Shares" means the class A preferred shares in the capital of The Flowr Canada

Holdings ULC, a subsidiary of Flowr, exchangeable for common shares in the capital of Flowr at any time at the option of the holder;

(aa)	"Insider" has the meaning given to that term in the Securities Act (Ontario), as amended from time to time, and shall include associates and affiliates of the Insider;

(bb)	"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), including the regulations promulgated thereunder, as amended from time to time;

(cc)

"Leave of Absence" means any period during which, pursuant to the prior written approval of Flowr or by reason of Disability, the Participant is considered to be on an approved leave of absence or on Disability and does not provide any services to Flowr;

(dd)	"Outstanding Issue" is determined on the basis of the number of Shares and Flowr ULC Shares that are outstanding immediately prior to the Share issuance in question;

(ee)	"Participant" means an RSU Participant or a DSU Participant, as applicable;

(ff)	"Participant Information" has the meaning set forth in Section 6.6.4(b);

(gg)	"Plan" means this Long Term Incentive Plan, as the same may be amended or varied from time to time;

(hh)	"Restricted Share Unit" or "RSU" means a unit designated as a "Restricted Share Unit" representing the right to receive one Share in accordance with the terms set forth in the Plan;

(ii)	"Restricted Share Unit Account" has the meaning set forth in Section 3.1.1;

(jj)

"Retirement" means the normal retirement of the Participant from employment with or from appointment as a director of Flowr or the early retirement of the Participant pursuant to any applicable retirement plan of Flowr, all as determined by the Board, acting reasonably;

(kk)

"RSU Final Vesting Date" means, with respect to a Restricted Share Unit granted to an RSU Participant, December 31 of the calendar year which is three (3) years after the calendar year in which the service was performed in respect of which the particular Award was made;

(ll)	"RSU Gross Payment" has the meaning set forth in Section 3.3.2(b)(i);

(mm)

"RSU Participant" means an Eligible Person who has been designated by Flowr for participation in the Plan and who has agreed to participate in the Plan and to whom Restricted Share Units have or will be granted hereunder;

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(nn)

"RSU Participant Termination Date" of an RSU Participant means, where the Participant’s employment with or service to Flowr has been terminated, the Participant’s last day of active employment with or service to Flowr, regardless of the reason for the termination of employment or termination of services;

(oo)	"RSU Vesting Date" means, with respect to a Restricted Share Unit granted to an RSU Participant, the date determined in accordance with Section 3.2;

(pp)	"RSU Whole Shares" has the meaning set forth in Section 3.3.2(c)(i);

(qq)	"Share" means a common share in the capital of Flowr;

(rr)	"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ss)	"Units" means Deferred Share Units and/or Restricted Share Units, as applicable;

(tt)

"U.S. Person" has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act and generally includes, but is not limited to, any natural person resident in the United States, any partnership or corporation organized under the laws of the United States and any estate or trust of which any executor, administrator or trustee is a U.S. Person;

(uu)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(vv)	"U.S. Taxpayer" means a Participant whose Award(s) under the Plan is subject to Section 409A of the United States Internal Revenue Code of 1986, as amended;

(ww)	"Vested Deferred Share Units" has the meaning set forth in Section 4.2.1;

(xx)	"Vested Restricted Share Units" has the meaning set forth in Section 3.2.4; and

(yy)	"Vested Units" mean Vested Deferred Share Units and/or Vested Restricted Share Units, as applicable.

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE 2
GRANT OF UNITS

2.1	Grant of Units

2.1.1

Subject to the terms of the Plan, the Board may make grants of Deferred Share Units to DSU Participants and Restricted Share Units to RSU Participants in such number, at such times and on such terms and conditions, as the Board may, in its sole discretion, determine and thereafter Flowr shall provide an Award Agreement to each Participant; provided that:

(a)

The maximum number of Shares which may be reserved and set aside for issue under this Plan in respect of Awards of Deferred Share Units to DSU Participants and for payments in respect of Awards of Restricted Share Units to RSU Participants shall not exceed, in the aggregate, 10% of the Shares and Flowr ULC Shares (being 13,057,421 Shares of the Corporation), provided that the Board shall have the right, from time to time, to increase such number subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the- counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Shares reserved and set aside for issue under this Plan and under Flowr’s stock option plan shall not exceed 20% of the Shares and Flowr ULC Shares;

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(b)

Shares that were the subject of Awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan; and

(c)

under no circumstances shall this Plan, together with all of Flowr’s other previously established or proposed stock options, restricted share units, deferred share units, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(i) the number of Shares reserved for issuance to Insiders at any time exceeding 10% of the Outstanding Issue;

(i) the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(ii) the issuance to any one Insider, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

2.1.2

Awards that are Restricted Share Units may only be granted to RSU Participants and Awards that are Deferred Share Units may only be granted to DSU Participants; provided that the participation in the Plan is voluntary. In determining the Participants to whom Awards may be granted and the number of Restricted Share Units and Deferred Share Units to be awarded pursuant to each Award, the Board may (but is not required to) take into account the following factors, as applicable:

	(a)	compensation data for comparable benchmark positions among Flowr’s competitors or companies in comparable industries;

	(b)	the duties and seniority of the Participant;

	(c)	the performance of the Participant in the prior year relative to the performance measures of Flowr for the relevant performance period;

	(d)	individual and/or departmental contributions and potential contributions to the success of Flowr; and

	(e)	such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

2.1.3

The Board may at any time appoint the Compensation Committee to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. The Board will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfill its functions under this Plan.

2.1.4

All grants of Deferred Share Units and Restricted Share Units under this Plan will be evidenced by Award Agreements. Any one executive officer of Flowr is authorized and empowered to execute and deliver, for and on behalf of Flowr, an Award Agreement to each Participant.

2.2	Forfeited Units

2.2.1

For greater certainty, no Participant shall have any entitlement to receive any payment (whether in cash, Shares or otherwise) in respect of any Units which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

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ARTICLE 3
RESTRICTED SHARE UNITS

3.1	Restricted Share Unit Grants and Accounts

3.1.1	An Account, to be known as a "Restricted Share Unit Account", shall be maintained by Flowr for each

RSU Participant that has been granted Restricted Share Units. On each Date of Grant, the Restricted Share Unit Account will be credited with the Restricted Share Units granted to an RSU Participant on that date.

3.1.2

The establishment of the Plan in respect of Restricted Share Units shall be an unfunded obligation of Flowr. Neither the establishment of the Plan in respect of Restricted Share Units nor the grant of any Restricted Share Units or the setting aside of any funds by Flowr (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Restricted Share Units shall remain in Flowr and no RSU Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of Flowr present or future. Amounts payable to any RSU Participant under the Plan in respect of Restricted Share Units shall be a general, unsecured obligation of Flowr. The right of the RSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Restricted Share Units shall be no greater than the right of other unsecured creditors of Flowr.

3.2	Vesting

3.2.1

Subject to Sections 3.2.2 and 3.2.3 and unless otherwise set forth in the applicable Award Agreement that specifies a different vesting date or dates, a Restricted Share Unit granted under this Plan shall vest on the dates set forth below, and in either case, each such date is a "Scheduled Vesting Date":

(a) as to 33 1/3% of the Restricted Share Units with respect to such Award, on the first anniversary of the Date of Grant;

(b) as to 33 1/3% of the Restricted Share Units with respect to such Award, on the second anniversary of the Date of Grant;

(c)

as to 33 1/3% of the Restricted Share Units with respect to such Award, on the third anniversary of the Date of Grant; provided; however, that all Restricted Share Units granted under a particular Award shall vest on or before the RSU Final Vesting Date for such Restricted Share Units.

3.2.2

Subject to Section 3.2.3, in the event that a Scheduled Vesting Date for a Restricted Share Unit granted under this Plan occurs within a Blackout Period or within five business days after a Blackout Period, the RSU Vesting Date for such Restricted Share Unit shall be ten business days after the date the Blackout

Period ends (the "Extension Period"); provided that if an additional Blackout Period is subsequently imposed by Flowr during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the RSU Vesting Date for such Restricted Share Unit to be ten business days after the end of the last imposed Blackout Period.

3.2.3

If any Applicable Law, including any law in respect of a Blackout Period, would apply at any particular time to prevent payment in respect of a Restricted Share Unit pursuant to Section 3.3.1 to be made on or before the RSU Final Vesting Date for such Restricted Share Unit, then, subject to Applicable Law, the RSU Vesting Date for such Restricted Share Unit will be accelerated by the Board to ensure that such payment is made on or before the RSU Final Vesting Date for such Restricted Share Unit.

3.2.4

All Restricted Share Units recorded in an RSU Participant’s Restricted Share Unit Account which have vested in accordance with this Plan and which have not been forfeited hereunder by the Participant on the

RSU Participant Termination Date are referred to herein as "Vested Restricted Share Units".

3.2.5

For greater certainty, no RSU Participant nor any Beneficiary or other person claiming through an RSU Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

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3.2.6

Notwithstanding anything else herein contained, Flowr may, in its discretion, at any time permit the acceleration of vesting of any or all Restricted Share Units, all in the manner and on the terms as may be authorized by the Board.

3.3	Payment in Respect of Restricted Share Units

3.3.1

Payment in respect of an Award of a Restricted Share Unit granted to an RSU Participant shall become payable on each RSU Vesting Date for such Restricted Share Unit in accordance with Section 3.3.2; provided, however that, unless otherwise provided under the applicable Award Agreement, all payments under a particular Award shall be made on or before the RSU Final Vesting Date for such Restricted Share Unit, and provided further that all payments under a particular Award of a U.S. Taxpayer shall me made on or before December 31st of the year in which the Scheduled Vesting Date (determined without regard to Section 3.2.2) occurs or, if later, by the date that is two and one-half (2 ½) months after such Scheduled Vesting Date.

3.3.2	On each RSU Vesting Date in respect of an Award of Restricted Share Units granted to an RSU Participant:

(a)

Unless the decision has already been made in the Award Agreement, on the RSU Vesting Date, Flowr shall decide, in its sole discretion, to make all payments in respect of an Award of a Restricted Share Unit to an RSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 3.3.2;

(b)

where Flowr decides to make all payments in respect of an Award of a Restricted Share Unit to an RSU Participant in cash, Flowr shall pay to the RSU Participant a cash amount equal to the amount by which:

(i)

the product that results by multiplying: (A) the number of Restricted Share Units credited to the RSU Participant’s Restricted Share Unit Account as at the RSU Vesting Date that are Vested Restricted Share Units; by (B) the Fair Market Value of a Share on the RSU Vesting Date (such amount referred to as the "RSU Gross Payment"); exceeds

		(ii)	all Applicable Withholding Taxes in respect of such payment;

	(c)	where Flowr decides to make all payments in respect of an Award of a Restricted Share Unit to an RSU Participant in Shares issued from treasury, Flowr shall:

(i)

determine the number of whole Shares that the RSU Participant has the right to receive under such Award (the "RSU Whole Shares") as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the RSU Gross Payment; by (B) the Fair Market Value of a Share determined on the RSU Vesting Date; and

(ii)

subject to Section 3.3.2(e), on the RSU Vesting Date, or such other date as set out in the Award Agreement, issue that number of Shares from treasury that is equal to the number of RSU Whole Shares determined under Section 3.3.2(c)(i);

	(d)	where Flowr decides to make payments in respect of an Award of a Restricted Share Unit to an RSU Participant in a combination of cash and Shares issued from treasury, Flowr shall:

		(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 3.3.2(c) applied; and

(ii)

pay to the RSU Participant a cash amount equal to the amount by which the RSU Gross Payment exceeds the aggregate Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

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(e)

where Flowr decides to make any payments in respect of an Award of a Restricted Share Unit to an RSU Participant in Shares issued from treasury, Flowr shall have the right to withhold, or to require the RSU Participant to remit to Flowr in advance of the issue of such Shares, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Flowr may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the RSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

3.3.3	In the event of the acceleration of an Award of Restricted Share Units pursuant to Section 5.2.1(d), the payment provisions of this Section 3.3 shall apply.

3.4	Dividends Paid on Shares

3.4.1

Subject to Section 3.4.2, in the event Flowr pays a dividend on the Shares subsequent to the granting of an Award, the number of Restricted Share Units relating to such Award (that are not Vested Restricted Share Units) (the "Original RSU") shall be increased by an amount equal to:

(a)

the product of: (i) the aggregate number of Original RSUs held by the RSU Participant on the record date for such dividend; and (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board), divided by

(b) the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

3.4.2

In the event that Flowr pays a dividend on the Shares in additional Shares, the number of Original RSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original RSUs held by the RSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share, and in such circumstance the Participant’s Restricted Share Unit Account shall be credited to reflect such increase.

3.4.3	Additional RSUs credited pursuant to this Section 3.4 will become vested and will be settled and paid out at the same time as the underlying Original RSUs to which they relate.

3.5	Termination of Employment or Leave of Absence

3.5.1

Subject to Section 3.2.1 and the provisions of any applicable Award Agreement, upon the RSU Participant ceasing to be an Eligible Person due to involuntary termination with cause or voluntary termination by the

RSU Participant, all Restricted Share Units previously credited to such RSU Participant’s Restricted Share

Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date shall be terminated and forfeited as of the RSU Participant Termination Date.

3.5.2

Upon the RSU Participant ceasing to be an Eligible Person by reason of involuntary termination without cause, death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the RSU Participant, any Restricted Share Units previously credited to such RSU Participant’s Restricted

Share Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date, shall continue to vest in accordance with their terms and pursuant to Section 3.2.1 or, at the sole discretion of the Board, be terminated and forfeited as of the RSU Participant Termination Date.

3.5.3

Upon an RSU Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account shall continue to vest in accordance with their terms pursuant to Section 3.2.1.

3.5.4

If the relationship of the RSU Participant with Flowr is terminated for any reason prior to the vesting of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the RSU Participant’s rights shall be strictly limited to those provided for in this Section 3.5, or as otherwise provided in the applicable Award Agreement between the RSU Participant and Flowr. Unless otherwise specifically agreed to in writing by Flowr, the RSU Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the RSU Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the RSU Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the RSU Participant’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan and any Restricted Share Units) in the event of any alleged wrongful termination or dismissal.

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ARTICLE 4
DEFERRED SHARE UNITS

4.1	Deferred Share Unit Grants and Accounts

4.1.1

An Account, to be known as a "Deferred Share Unit Account", shall be maintained by Flowr for each DSU Participant that has been granted Deferred Share Units. On each Date of Grant, the Deferred Share Unit Account will be credited with the Deferred Share Units granted to a DSU Participant on that date.

4.1.2

The establishment of the Plan in respect of Deferred Share Units shall be an unfunded obligation of Flowr. Neither the establishment of the Plan in respect of Deferred Share Units nor the grant of any Deferred Share Units or the setting aside of any funds by Flowr (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Deferred Share Units shall remain in Flowr and no DSU Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of Flowr present or future. Amounts payable to any DSU Participant under the Plan in respect of Deferred Share Units shall be a general, unsecured obligation of Flowr. The right of the DSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Deferred Share Units shall be no greater than the right of other unsecured creditors of Flowr.

4.2	Vesting

4.2.1

All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit Account shall vest on the DSU Participant’s DSU Termination Date and shall be referred to herein as "Vested Deferred Share Units" as of that date, unless otherwise determined by the Board in its sole discretion.

4.2.2	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

4.3	Payment in Respect of Deferred Share Units

4.3.1

Payment in respect of an Award of a Deferred Share Unit granted to a DSU Participant shall become payable on the DSU Termination Date of the DSU Participant in the amount and in the manner referred to in Section 4.3.2. All payments to be made by Flowr in respect of a Deferred Share Unit in Shares issued from treasury shall occur on the DSU Termination Date and all payments to be made by Flowr in respect of a Deferred Share Unit in cash shall occur on or before the DSU Final Payment Date for such Deferred Share Unit. Notwithstanding the foregoing, any payment in respect to an award of a Deferred Share Unit granted to a U.S. Taxpayer shall be paid as soon as practicable following the DSU Termination Date in accordance with Schedule A hereto, but in no case later than December 31st of the year in which such DSU Termination Date occurs, or if later the date that is two and one-half (2 ½) months after such DSU Termination Date.

4.3.2	On the DSU Termination Date in respect of an Award of Deferred Share Units granted to a DSU Participant:

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(a)

Flowr shall decide, in its sole discretion, to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 4.3.2;

(b)

where Flowr decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, Flowr shall pay to the DSU Participant a cash amount equal to the amount by which:

(i)

the product that results by multiplying: (A) the number of Deferred Share Units credited to the DSU Participant’s Deferred Share Unit Account as at the DSU Termination Date that are Vested Deferred Share Units; by (B) the Fair Market Value of a Share on the

DSU Termination Date (such amount referred to as the "DSU Gross Payment"); exceeds

		(ii)	all Applicable Withholding Taxes in respect of such payment;

	(c)	where Flowr decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Flowr shall:

(i)

determine the number of whole Shares that the DSU Participant has the right to receive under such Award (the "DSU Whole Shares") as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the DSU Gross Payment; by (B) the Fair Market Value of a Share determined on DSU Termination Date; and

		(ii)	subject to Section 4.3.2(e), issue that number of Shares from treasury that is equal to the number of DSU Whole Shares determined under Section 4.3.2(c)(i);

	(d)	where Flowr decides to make payments in respect of an Award of a Deferred Share Unit to a DSU Participant in a combination of cash and Shares issued from treasury, Flowr shall:

		(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 4.3.2(c) applied; and

(ii)

pay to the DSU Participant a cash amount equal to the amount by which the DSU Gross Payment exceeds the aggregate Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

(e)

where Flowr decides to make any payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Flowr shall have the right to withhold, or to require the DSU Participant to remit to Flowr in advance of the issuance of such Shares, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Flowr may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the DSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

4.3.3	In the event of the acceleration of an Award of Deferred Share Units pursuant to Section 5.2.1(d), the payment provisions of this Section 4.3 shall apply.

4.3.4

For greater certainty, no amount will be paid to, or in respect of, a DSU Participant under the Plan or pursuant to any other arrangement, and no other Deferred Share Units will be granted to such DSU Participant to compensate for a reduction in the fair market value of a Share, nor will any other form of benefit be conferred upon, or in respect of, a DSU Participant for such purpose.

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4.4	Dividends Paid on Shares

4.4.1

Subject to Section 4.4.2, in the event Flowr pays a dividend on the Shares subsequent to the granting of an Award, the number of Deferred Share Units relating to such Award (that are not Vested Deferred Share Units) (the "Original DSU") shall be increased by an amount equal to:

(a)

the product of: (i) the aggregate number of Original DSUs held by the DSU Participant on the record date for such dividend; and : (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board); divided by

	(b)	the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

	(c)	Additional DSUs credited pursuant to this Section 4.4 will be settled and paid out at the same time as the underlying Original DSUs to which they relate.

4.4.2

In the event that Flowr pays a dividend on the Shares in additional Shares, the number of Original DSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original DSUs held by the DSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share, and in such circumstance the Participant’s Deferred

Share Unit Account shall be credited to reflect such increase.

ARTICLE 5
ADJUSTMENTS AND CHANGE OF CONTROL

5.1	Adjustments

5.1.1

Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, reorganizations or reclassifications of the Shares, or changes in the capital of Flowr (including any such changes resulting from a Change of Control). Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on Flowr, the Participant and all other affected parties.

5.2	Change of Control

5.2.1	In the event of a Change of Control or proposed Change of Control:

(a)

the Board shall, in an appropriate and equitable manner, determine any adjustment to the number and type of Shares (or other securities or other property) that thereafter shall be made the subject of and issuable as payment under Awards;

(b) the Board shall, in an appropriate and equitable manner, determine the number and type of Shares (or other securities or other property) subject to and issuable as payment under outstanding Awards;

(c)

the Board shall, in an appropriate and equitable manner, determine the acquisition price with respect to settlement or payment of any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)

the Board shall, in its sole discretion, determine the manner in which all unvested Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Awards by the Participants and the time for the expiry of such Awards;

(e)

the Board or any company which is or would be the successor to Flowr or which may issue securities in exchange for Shares upon the occurrence of a Change of Control may offer any Participant the opportunity to obtain a new or replacement award for securities into which the Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares issuable under the Award (and otherwise substantially upon the terms of the Award being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Award may be exercised and expiry dates; and in such event, the Participant shall, if he or she accepts such offer, be deemed to have released his or her Award and such Award shall be deemed to have lapsed and be cancelled; and

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(f)

the Board may convert or exchange for or into any other security or any other property or cash, any Award that is still capable of being exercised, upon giving to the Participant to whom such Award has been granted at least 30 days’ written notice of its intention to convert or exchange such Award, and during such period of notice, the Award, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Award shall lapse and be cancelled.

Subsections (a) through (f) of this Section 5.2.1 may be utilized independently of, successively with, or in combination with each other and Section 5.1.1 and nothing therein contained shall be construed as limiting or affecting the ability of the Board to deal with Awards in any other manner. All determinations by the Board under this Article 5 will be final, binding and conclusive for all purposes.

5.2.2

The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards, in cash, the value of such Awards based upon the price per Share received or to be received by other shareholders of Flowr in the event of a Change of Control.

5.2.3

The grant of any Awards under this Plan will in no way affect Flowr’s right to adjust, reclassify, reorganize or otherwise change or exchange its capital or change its business structure, to complete a Change of Control or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

5.2.4

No adjustment or substitution provided for in this Article 5 will require Flowr to issue a fractional share in respect of any Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

ARTICLE 6
ADMINISTRATION

6.1	Administration

6.1.1

The Plan shall be administered by Flowr in accordance with the provisions hereof. All costs and expenses of administering the Plan will be paid by Flowr. Flowr may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. In administering the Plan, the Board or the Compensation Committee may seek recommendations from the Chairman, Chief Executive Officer or Chief Financial Officer of Flowr or such other advisors as they deem appropriate. The Board may also delegate to the Compensation Committee or any director, officer or employee of Flowr such duties and powers relating to the Plan as it may see fit. Flowr may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

6.1.2

Flowr shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as Flowr shall determine, Flowr shall furnish the Participant with a statement setting forth the details of his or her Units including Date of Grant and the Vested Units held by each Participant.

6.1.3	(a) Any notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

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(i)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be;

(ii)

other than in the case of a delivery of Shares, sending it to the Participant via facsimile or similar means of electronic transmission to the facsimile or e-mail address which is maintained for the Participant in Flowr’s personnel records; or

(iii)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in Flowr’s personnel records.

(b)

Any notice, statement, certificate or other instrument required or permitted to be given to Flowr shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to Flowr at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of the Chief Financial Officer of Flowr.

(c)

Any notice, statement, certificate or other instrument referred to in Section 6.1.3(a) or 6.1.3(b), if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the third business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

6.2	Amendments

6.2.1	Flowr retains the right without shareholder approval to:

(a)	amend the Plan or any Restricted Share Units or Deferred Share Units from time to time to

	(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with Applicable Laws,

	(ii)	change vesting provisions of the Plan or any Restricted Share Units or Deferred Share Units,

	(iii)	make any other amendments of a non-material nature, (iv) make amendments to the definition of "DSU Participant" and/or "RSU Participant" or the eligibility requirements of participating in this Plan, where such amendment would not have the potential of broadening or increasing Insider participation, (v) make amendments to the manner in which Participants may elect to participate in the Plan, (vi) make any amendments to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under this Plan, or (vii) make any amendment which is intended to facilitate the administration of this Plan; or

(b)	suspend, terminate or discontinue the terms and conditions of the Plan and the Restricted Share Units and Deferred Share Units granted hereunder by resolution of the Board, provided that:

(i)

no such amendment to the Plan shall cause the Plan in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the ITA or any successor to such provision;

	(ii)	no such amendment to the Plan shall cause the Plan in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

	(iii)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, as may be required.

6.2.2

Any amendment to the Plan made in accordance with Section 6.2.1(a)(ii) or 6.2.1(b) shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Award with the mutual consent of Flowr and the Participants to whom such Awards have been granted.

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6.2.3

Any amendment to the Plan other than as described in Section 6.2.1 shall require the approval of the shareholders of Flowr given by the affirmative vote of a simple majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of Flowr at which a motion to approve the Plan or an amendment to the Plan is presented. Specific amendments requiring shareholder approval include:

	(a)	to increase the number of Shares reserved under the Plan;

(b)

to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in this Plan, where such amendment would have the potential of broadening or increasing Insider participation;

	(c)	the extension of any right of a Participant under this Plan beyond the date on which such right would originally have expired;

	(d)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

	(e)	to permit awards other than RSUs and DSUs under the Plan; and

	(f)	to amend this Section 6.2.3 so as to increase the ability of the Board to amend the Plan without shareholder approval.

6.3	Currency

6.3.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

6.4	Beneficiaries and Claims for Benefits

6.4.1

Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Board may from time to time determine

6.5	Representations and Covenants of Participants

6.5.1	Each Award Agreement will contain representations and covenants of the Participant that:

	(a)	in respect of an RSU Participant, the RSU Participant is an Eligible Person;

	(b)	in respect of a DSU Participant, the DSU Participant is a director;

	(c)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment or appointment or continued appointment with Flowr;

(d)

the Participant is aware that the grant of the Award is exempt from the obligation under applicable Canadian securities laws to file a prospectus qualifying the distribution of the Shares to be distributed thereunder under any applicable Canadian securities laws and that any Shares issued under the Plan or an Award may contain required restrictive legends; and

(e)

upon vesting of an Award which is settled in Shares, the Participant or their legal representative, as the case may be, will prior to and upon any sale or disposition of any Shares received pursuant to an Award, comply with all Applicable Law.

6.6	General

6.6.1

The transfer of an employee among Flowr and its subsidiaries shall not be considered a termination of employment for the purposes of the Plan, so long as such Participant continues to be an Eligible Person.

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6.6.2

The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

6.6.3

The Plan shall enure to the benefit of and be binding upon Flowr and its successors and assigns. The interest of any Participant under the Plan in any Unit shall not be transferable or alienable by the Participant either by pledge, assignment or in any other manner whatsoever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after the Participant’s lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

6.6.4	(a)	Flowr’s grant of any Units hereunder is subject to compliance with Applicable Law.

(b)

As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to Flowr all information and undertakings as may be required to permit compliance with such Applicable Law. Each Participant shall provide the Board with all information (including personal information) the Board requires in order to administer the

Plan (the "Participant Information").

(c)

Flowr may, without amending the Plan, modify the terms of Restricted Share Units and Deferred Share Units granted to Participants who provide services to Flowr from outside of Canada in order to comply with the Applicable Law of such foreign jurisdictions. Any such modification to the terms of Restricted Share Units or Deferred Share Units with respect to a particular Participant shall be reflected in the Award Agreement for such Participant.

(d)

The terms of the Plan and Restricted Share Units and Deferred Share Units granted hereunder to Participants subject to taxation on employment income under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule "A" hereto.

(e)

The Board may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Board in connection with the operation and administration of the Plan. The Board may also transfer and provide access to Participant Information to Flowr for purposes of preparing financial statements or other necessary reports and public filings and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein. Flowr shall not disclose Participant Information except (i) as contemplated above in this Section 6.6.4(e) and in Section 6.6.8, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over Flowr to compel production of the information.

6.6.5

Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of Flowr with respect to any Shares reserved for the purpose of any Award, including for greater certainty, no Award shall confer any entitlement as to dividends (except as set forth herein) or voting rights on a Participant.

6.6.6

Neither designation as a Participant nor the grant of any Units to any Participant entitles any Participant to any additional grant of any Units under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of Flowr to terminate a Participant’s employment, if applicable, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

6.6.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any person’s relationship with Flowr.

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6.6.8	By participating in the Plan, the Participant agrees, acknowledges and consents to:

(a)

the disclosure to Flowr and applicable directors, officers, employees, consultants, representatives and agents of Flowr, the Exchange and all tax, securities and other regulatory authorities of all Participant Information; and

(b)

the collection, use and disclosure of such personal information by the persons described in (a) above of all Participant Information in accordance with their requirements, including the provision to third party service providers, from time to time.

6.6.9

Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation or incentive arrangements.

6.6.10

This Plan is established under the laws of the Province of Ontario and the rights of all parties and the construction of each and every provision of the Plan and any Units granted hereunder shall be construed according to the laws of the Province of Ontario.

ARTICLE 7
UNITED STATES SECURITIES LAWS

7.1.1

Units shall not be granted under the Plan, and Shares shall not be issued with respect to such Units, unless the grant of the Units or the issuance of such Shares, respectively, shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the U.S. Securities Act, the rules and regulations thereunder and the requirements of any stock exchange or market upon which the Shares may then be listed or quoted. Any such issuance of Shares shall be further subject to the approval of counsel for Flowr with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of Flowr to obtain from any regulatory body the authority deemed by Flowr to be necessary for the lawful issuance and sale of any Shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under the Plan, shall relieve Flowr of any liability with respect to the non-issuance or sale of such Shares.

7.1.2

If the Shares issuable upon vesting of Units have not been registered under the U.S. Securities Act, as a condition to the grant of the Units and the issuance of such Shares, Flowr may require the Participant to represent and warrant in writing that the Units and Shares are being purchased only for investment and without any then present intention to sell or distribute such Units or Shares. At the option of Flowr, a stop - transfer order against such Shares may be placed on the shareholder register and records of Flowr, and a legend indicating that the Shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. Flowr also may require such other documentation as may from time to time be necessary to comply with federal and state securities laws. Flowr has no obligation to undertake registration of Units or Shares to be issued under the Plan.

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Schedule A

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code

This schedule sets forth special provisions of the Plan that apply to Participants subject to section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan, as amended from time to time.

1.	Definitions

1.1	In this Schedule, the following terms have the following meanings:

	(a)	"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

	(b)	"Section 409A" means section 409A of the Code;

(c)

"Separation From Service" shall mean the separation from service with Flowr within the meaning of U.S. Treas. Regs. § 1.409A-1(h). Whether a Separation From Service has occurred with respect to an employee of Flowr is determined based on whether the facts and circumstances indicate that Flowr and the Participant reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Participant would perform after such date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to Flowr if the Participant has been providing services to Flowr less than thirty six (36) months)). Separation from service shall not be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as the Participant retains a right to reemployment with Flowr under an applicable statute or by contract. For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that the Participant will return to perform services for Flowr. Notwithstanding the foregoing, a twenty-nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than twelve (12) months and that causes the Participant to be unable to perform the duties of his or her position of employment. For this purpose, "Flowr" includes all entities that would be considered a single employer for purposes of U.S. Treasury Regulations; provided that, in applying those regulations, the language "at least 50 percent" shall be used instead of "at least 80 percent" each place it appears therein. Whether a Separation from Service has occurred with respect to a consultant (independent contractor) or a Director will be determined pursuant to of U.S. Treas. Regs. § 1.409A-1(h) and other applicable IRS guidance. In some instances a director may have a Separation From Service upon resignation as a director even if the director then becomes an officer or employee of Flowr;

	(d)	"Specified Employee" means a US Taxpayer who meets the definition of "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code; and

2.	Compliance with Section 409A

2.1

Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units and Deferred Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither Flowr nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

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2.2	Solely to the extent required by Section 409A, any payment which is subject to Section 409A shall comply with the following:

(a)

if a U.S. Taxpayer experiences a Separation from Service, such event will be treated as a DSU Termination Date and an RSU Participant Termination Date, as applicable, for purposes of payment Awards under the Plan. A payment which becomes payable on account of a DSU Termination Date or an RSU Participant Termination Date (for any reason, whether or not such termination is voluntary or involuntary, with or without notice, adequate notice or legal notice or is with or without legal or just cause or on account of Retirement, death or permanent disability) shall be payable by reason of such circumstance only if the circumstance is a Separation From Service. Generally, payments that become payable on account of a DSU Termination Date or an RSU Participant Termination Date (i.e. upon a U.S. Taxpayer’s Separation from Service) will be paid as soon as administratively feasible following such Separation from Service, but in any case by December 31st of the year in which such Separation from Service occurs, or, if later, the date that is two and one-half (2 ½) months after such Separation from Service, provided that if such payment has become payable on account of a Separation From Service of a U.S. Taxpayer who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation From Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date;

(b)

a payment which becomes payable on account of a Change of Control shall not be payable by reason of such circumstance unless the circumstance is a "change in ownership," change in effective control," or "change in ownership of a substantial portion of assets" as defined under Section 409A (hereinafter, a "409A Change of Control"); and

(c)

Notwithstanding anything to the contrary in the Plan, including but not limited to Sections 3.2.6 and 5.2.1, a payment which is scheduled to become payable on account of an RSU Scheduled Vesting Date or other specified date shall not be accelerated on account of accelerated vesting or other intervening payment event unless such event itself qualifies as a Separation From Service, a 409A Change of Control or other payment event expressly permitted under Section 409A.

(d)

Notwithstanding Article 5, Section 6.2 and any other provisions of the Plan, any adjustment or amendment of an outstanding Award, any acceleration of the time of payment with respect to an Award, any substitution of another award for an outstanding Award, and any termination of the Plan or an outstanding Award, will be available and will be undertaken only to the extent permitted under Section 409A.

(e)

Section 6.6.1 of the Plan shall not apply to U.S. Taxpayers, and instead the following will apply. The transfer of an employee among Flowr and its subsidiaries or related entities shall not be considered a termination of employment for purposes of the Plan unless such transfer results in a termination of employment with all entities that would be considered a single employer for purposes of U.S. Treasury Regulations and thus results in a Separation from Service.

2.3

A US Taxpayer shall be required to pay to Flowr, and Flowr shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required Applicable Withholding Taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of Flowr to satisfy all obligations for the payment of such withholding and taxes.

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3.	Amendment of Schedule

3.1

Notwithstanding Section 6.2 of the Plan, the Board shall retain the power and authority to amend or modify this schedule to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

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APPENDIX "D" – REGISTERED OFFICE RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
THE FLOWR CORPORATION

TO APPROVE CHANGING THE PLACE OF THE REGISTERED OFFICE OF THE CORPORATION

BE IT RESOLVED AS AN SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.

the articles of The Flowr Corporation (the "Corporation") be and they are hereby amended to change the place in which the registered office of the Corporation is situated from 201-100 Allstate Pkwy, Markham, Ontario, L3R 6H3 to 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4;

2.

any one director or officer be and is hereby authorized to send to the Director appointed under the OBCA articles of amendment of the Corporation in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file articles of amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution;

3.	notwithstanding the foregoing, the Directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution; and

4.

any acts taken prior to the effective date of this resolution by any Director or officer of the Corporation in connection with the foregoing resolutions or the subject matter thereof are hereby approved, ratified, sanctioned and confirmed.

APPENDIX "E" – AUDIT COMMITTEE CHARTER

THE FLOWR CORPORATION

Audit Committee Charter

Audit Committee Charter

THE FLOWR CORPORATION
AUDIT COMMITTEE CHARTER

1. Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of The Flowr Corporation (the "Corporation") appointed as required by (i) National Instrument 52-110 - Audit Committees ("NI 52-110") (ii) Rule 5605 of the NASDAQ Stock Market Rules (including Rule 5605(c)(2)(A)) ("Rule 5605"); and (iii) Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended ("Rule 10A-3"). The purpose of the Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Company, and to assist the Board in fulfilling its oversight responsibilities for (i) the integrity of the Corporation’s financial statements, (ii) the process for identifying the Corporation’s principal financial risks and the control systems in place to monitor them; (iii) the Corporation’s compliance with legal and regulatory requirements, and (iv) the qualifications and independence of the auditor of the Corporation (the "external auditor").

2. Authority

The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a)	Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation’s shareholders as the independent external auditor

(b)

Be directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, as described above.. The external auditor will report directly to the Committee.

(c)	Resolve any disagreements between management and the external auditor regarding financial reporting.

(d)	Pre-approve permitted non-audit services performed by the Corporation’s external auditor.

(e)	Retain independent counsel, accountants, or others to advise the Committee or assist in its duties and to set and pay their applicable compensation.

(f)	Meet with the Corporation’s officers, external auditor or outside counsel, as necessary and communicate directly with the Corporation’s shareholders.

(g)

Delegate authority, to the extent permitted by applicable law, to one or more designated members of the Committee, including the authority to pre-approve all permitted non-audit services, provided that such decisions are reported to the full Committee at its next scheduled meeting.

(h)	Take such other actions as are authorized by this Charter or by other Corporation policies approved by the Board.

Audit Committee Charter

3. Composition

(a)	The Committee must consist of at least three directors, as determined by resolution of the Board from time to time.

(b)	No member of the Committee can have participated in the preparation of the Corporation’s or any of its subsidiaries’ financial statements at any time during the past three years.

(c)	The Board, or any committee delegated by the Board, will recommend to the Board applicable directors for appointment to the Committee and the Chair of the Committee.

(d)

If and whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers so long as there continue to be at least three members on the Committee. If at any time a vacancy exists on the Committee that the Board is required to fill, the Board may appoint a new member to fill such vacancy by ordinary resolution of the Board.

(e)	Subject to the exemptions contemplated by NI 52-110, Rule 10A-3 and Rule 5605, each member of the Committee shall be independent, pursuant to the requirements of NI 52-110, Rule 10A-3 and Rule 5605.

(f)

Each Committee member must be financially literate as defined in NI 52-110 and must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

(g)

At least one member of the Committee must be an "audit committee financial expert" under Item 407 of Regulation S-K or otherwise have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background which results in the individual’s financial sophistication.

(h)	The Board or the Committee may, from time to time, establish policies limiting the number of committees which Committee members may be appointed to.

4. Meetings

(a)	The Committee must meet at least four times per year, and at least annually, privately, with each of management and the external auditor.

(b)

The greater of two members or 50% of the members of the Committee shall constitute a quorum. All resolutions of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or by telephone or video conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

(c)

The Committee may invite such officers, directors and employees of the Corporation as it deems necessary or advisable from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

Audit Committee Charter

(d)

The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee. Following a Committee meeting, the Committee Chair shall report on the Committees’ activities to the Board at the next Board meeting. The Committee must keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes must be made available to the Board as soon as practicable after each meeting of the Committee.

5. Responsibilities

The Committee must:

(a)	Review significant accounting and reporting issues and understand their impact on the financial statements, including but not limited to:

	(i)	complex or unusual transactions and highly judgmental areas;

	(ii)	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles;

	(iii)	any significant variances with comparative reporting periods; and

	(iv)	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b)

Review analyses prepared by management and/or the external auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the selection or application of the Corporation’s accounting principles.

(c)	Review compliance with covenants under any loan agreements.

(d)	Review disclosure requirements for commitments and contingencies.

(e)

Review with management and the external auditor the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditor’s activities or on access to requested information, any significant disagreements with management, and adjustments raised by external auditors, whether or not included in the financial reports.

(f)

Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditor, including the Corporation’s disclosures under "Management’s Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(g)	Review and recommend to the Board for approval, prior to public disclosure, the annual and quarterly financial statements, MD&A and annual and interim profit or loss press releases.

(h)

Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the certification process about significant deficiencies or material weakness in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation’s internal controls and, if applicable, understand the basis upon which the certifying officers concluded that any particular deficiency or combination of deficiencies did or did not constitute a material weakness.

Audit Committee Charter

(i)

Review and recommend to the Board for approval, prior to public disclosure, financial information and earnings guidance provided externally, including to analysts and rating agencies if applicable. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made).

(j)

Satisfy itself that adequate procedures are in place, and periodically assess the adequacy of those procedures, for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the statements themselves, the MD&A or the press releases referred to above.

(k)

Review and oversee all related party transactions for potential conflict of interest situations on an ongoing basis. The term "related party transactions" shall refer to transactions that would be required to be disclosed to the U.S. Securities and Exchange Commission pursuant to Form 20-F, Item 7.B., notwithstanding that the Corporation may file its annual reports on a different form.

(l)	Annually review and assess the Corporation’s policies in effect from time to time, including its Timely Disclosure, Confidentiality and Insider Trading Policy and make recommendations to the Board.

6. Internal Control

The Committee shall also:

(a)	Consider the effectiveness of the Corporation’s system for internal control over financial reporting, including information technology security and control.

(b)	Review the scope of the external auditor’s review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review the external auditor’s management letters and management’s responses to such letters.

(d)

As requested by the Board, discuss with management and the external auditor the Corporation’s identifiable risks arising from any financial, operational or other deficiencies, the adequacy and effectiveness of the Corporation’s accounting and financial controls relating thereto, and the steps management has taken to monitor and control identified risks.

(e)

Annually review the Corporation’s disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with same, and the steps management has taken to monitor and control such deficiencies or instances of non-compliance.

7. External Audit

The Committee shall also:

(a)	Review the external auditor’s proposed audit scope and approach.

Audit Committee Charter

(b)

Review the performance of the external auditor. Annually review the report of the external auditor on matters required to be communicated to the Committee under Section 5135 (auditors’ responsibility to consider fraud) and Section 5751 (communications with those having oversight responsibility for the financial reporting process-independence) of the Canadian Institute of Chartered Accountants handbook and Rule 5605(c) (ensuring independence of external auditor).

(c)	Report any conclusions with respect to the external auditor to the Board.

(d)	Establish and periodically assess the Corporation’s hiring policies for partners, employees and former partners and employees of the current or prior external auditor.

(e)	At least once per year, meet privately with the external auditor to discuss any matters that the Committee or the external auditor believes should be discussed privately.

(f)

Review and pre-approve, in accordance with NI 52-110 and Rule 2-01(c)(7) of Regulation S-X, any non-audit services, provided by the Corporation’s external auditor, taking into consideration whether the delivery of non-audit services will interfere with the independence of the auditors. The pre-approval of non-audit services may be further delegated to one or more independent members of the Committee, provided that said pre-approval is presented to the Committee at its first scheduled meeting following such approval. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Corporation which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;

(ii) the services were not recognized by the Corporation or its subsidiaries, at the time of the engagement, to be non-audit services; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(g)	The Committee may from time to time establish specific pre-approval policies and procedures in accordance with NI 52-110.

(h)

The Committee shall be responsible for assuring the regular rotation of the lead audit partner of Company’s external auditor and considering regular rotation of the accounting firm serving as Company’s external auditor.

(i)

The Committee shall be responsible for obtaining and reviewing on a periodic basis, and at least annually, a formal written statement from the external auditor delineating all relationships between the external auditor and Company. The Committee is responsible for discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking or recommending that the Board take appropriate action in response to the external auditor’s report to satisfy itself of the external auditor’s independence.

Audit Committee Charter

8. Compliance

The Committee shall also:

(a)

Annually review the effectiveness of the Corporation’s system of monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non- compliance.

(b)

Establish and periodically assess the adequacy of procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

(c)	Review findings of any examinations by regulatory agencies, and any external auditor’s observations made regarding those findings.

(d)	Review the process for communicating the Code of Business Conduct and Ethics to Corporation personnel, and for monitoring compliance therewith.

9. Reporting Responsibilities

The Committee shall also:

(a)

Report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditor and internal controls over financial reporting.

(b)	Review any other reports the Corporation issues that relate to Committee responsibilities.

(c)

Liaise with the external auditor and the Board to ensure that any material issues that have arisen related to compliance and governance have been addressed and that appropriate actions have been identified and undertaken to mitigate the issues identified.

(d)	The Committee shall at least annually evaluate its own performance and the contents of this Charter, and recommend to the Board such changes to the Charter as the Committee deems appropriate.

10. Other responsibilities

The Committee shall also:

(a)	Discuss with management the Corporation’s major polices with respect to risk assessment and risk management.

(b)	Perform other activities related to this Charter as requested by the Board.

Audit Committee Charter

(c)	Institute and oversee special investigations as required with respect to the discharge of the Committee’s duties hereunder.

(d)	Ensure appropriate disclosure of this Charter as may be required by applicable law.

11. Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	Compensation to the external auditor;

(b)	Compensation to any counsel and advisers employed by the Committee pursuant to the terms of this Charter; and

(c)	Ordinary administrative expenses of Committee that are necessary or appropriate in carrying out its duties.